1996
annual
report
















The
CGI

The Commerce Group, Inc.
211 Main Street, Webster, Massachusetts 01570

INDEX TO 1996 ANNUAL REPORT

	   Page
Financial Highlights............................................     1

Letter to Stockholders..........................................     2

Management's Discussion and Analysis of Financial Condition
 and Results of Operations......................................     4

Common Stock Price and Dividend Information.....................    15

Report of Management............................................    16

Report of Independent Accountants...............................    17

Consolidated Balance Sheets at December 31, 1996 and 1995.......    18

Consolidated Statements of Earnings for the Years Ended
 December 31, 1996, 1995 and 1994...............................    19

Consolidated Statements of Stockholders' Equity for the Years
 Ended December 31, 1996, 1995 and 1994.........................    20

Consolidated Statements of Cash Flows for the Years Ended
 December 31, 1996, 1995 and 1994...............................    21

Notes to Consolidated Financial Statements......................    22

Selected Consolidated Financial Data............................    40

Management's Discussion of Supplemental Information on
 Insurance Operations...........................................    41

Directors.......................................................    46

Officers........................................................    48

Stockholder Information.........................................    49

FINANCIAL HIGHLIGHTS
(Dollars in Thousands, Except Per Share Amounts)

								    1996		1995
	    1994


Net premiums written...........................	 $  711,570    $
603,421      $  589,197

Earned premiums................................	 $  668,716    $
592,590      $  572,053
Net investment income..........................	     77,402
71,313          62,901
Premium finance fees...........................	      9,713
19,420          18,497
Net realized investment gains (losses).........	     (7,574)
712          45,612
	Total revenues...........................	 $  748,257    $
684,035      $  699,063

Earnings before income taxes...................	 $   92,013    $
149,742      $  171,988
Income taxes...................................	     18,049
39,541          49,405
	Net earnings.............................	 $   73,964    $
110,201      $  122,583

Net earnings per common share..................	 $     2.04    $
2.93      $     3.23

Cash dividends paid per share..................  $     0.81    $
0.23      $     0.15

Weighted average number of common shares
  outstanding..................................	 36,311,887
37,632,236      38,000,000

Total investments..............................	 $1,027,136
$1,044,113	 $  899,546
Total assets...................................	  1,676,799
1,564,175	  1,382,226
Total liabilities..............................	  1,089,760
1,014,461	    968,637
Total stockholders' equity.....................	    587,039
549,714	    413,589
Total stockholders' equity per share...........	      16.28
14.96	      10.88

Certain Statutory Financial Ratios (Unaudited):
  Loss ratio...................................	       70.9%
62.0%	       64.6%
  Underwriting expense ratio...................	       27.1
29.0	       27.1
	Combined ratio...........................	       98.0%
91.0%	       91.7%

  Net premiums written to policyholders'
    surplus....................................	      153.1%
137.1%	      168.5%

THE COMMERCE GROUP, INC.



March 26, 1997

To Our Stockholders:

	In 1996, your Company experienced satisfactory financial results for the 21st consecutive year. From the very first day the funding of The Commerce Insurance Company was accomplished (April 3, 1972), through December 31, 1996, we have achieved underwriting profit of $202.6 million on total premiums written of $5.3 billion. This underwriting profit represents 3.9% of total premiums written. These results continue to stand out in a year that brought change and innovation to our industry.

	In Massachusetts, the personal automobile insurance industry saw the 1997 state mandated auto insurance rates drop for the third consecutive year this past January. Coupled with affinity group marketing programs and safe driver rate deviations, the Massachusetts marketplace has become extremely competitive. In spite of these conditions, your Company saw its share of the Massachusetts personal automobile market increase to 20.8% in 1996 versus 16.4% at the end of 1995.

	In California, Western Pioneer Insurance Company has completed its first full year as a subsidiary of The Commerce Insurance Company with stable results and a bright future. Plans have been implemented to strengthen the agency force and establish an attractive but competitive rate structure.

	Looking to the future, your Company was granted licenses in the states of Connecticut, Rhode Island and Vermont. In addition, applications were filed and are pending in the states of Maine and New Hampshire. Through new technology and internal operating systems, we envision beginning expansion into these states during the latter part of 1997.

	Through it all, your Company has continued to grow and prosper. The Commerce Insurance Company continues to be the largest writer of Massachusetts private passenger automobile insurance, as well as the second largest writer of Massachusetts homeowners insurance. Written premium, earned premium, investment income, total assets, total stockholders' equity and total stockholders' equity per share, as illustrated in the bar graph on the facing page, are all at new highs. For those of you who are interested in the details, I draw your attention to the pages in this report labeled "Management's Discussion and Analysis of Financial Condition and Results of Operations". Behind these numbers are an extremely dedicated group of people, both in Massachusetts and California: Our Policyholders (represented by over 738,000 policies in force); Agents (672); Employees (1,350); Officers
(31); Directors (19); and of course, our Stockholders (over 3,800) not including our Employee Stock Ownership Plan participants who now number 1,385).

	Property-liability insurance remains a good business to be in--and The Commerce Group, Inc. will continue its efforts to be one of the most profitable long-term players. Your Company's management continues to believe that owners' interests are its primary constituency.

	Our sincere thanks to those who have helped in this building process--especially our Agents, Employees, Officers and Board of Directors. This diverse force of committed, ethical and professional people will continue to build on our past successes and look to the future with excitement and opportunity. Their individual creativity, energy and professionalism will continue to serve our shareholders well.

	Your comments or questions regarding this report, or The Commerce Group, Inc. affairs in general, are solicited as always, at any time.


									  Arthur J.
Remillard, Jr.
									  President

Caring in everything we do.

The bar graph on page 3 illustrates the Company's annual total stockholders' equity per share value and annual total stockholders' equity per share value including cumulative cash dividends paid per share on December 31, over the most recent fifteen year period. The X axis lists the years beginning with 1982 through 1996. The Y axis lists the dollar values starting at $0.00 and increasing in one dollar increments to $18.00. The graph depicts a total stockholders' equity per share value in 1982 of $0.38; 1983 of $0.50, 1984 of $0.67, 1985 of
$0.81, 1986 of $0.95, 1987 of $1.40, 1988 of $1.95, 1989 of $2.53, 1990
of $3.36, 1991 of $4.80, 1992 of $7.42, 1993 of $10.09, 1994 of $10.88,
1995 of $14.96, and 1996 of $16.28. The graph also depicts the total stockholders' equity per share value including and cumulative dividends paid per share in 1983 of $0.50, 1984 of $0.67, 1985 of $0.81, 1986 of
$0.95, 1987 of $1.40, 1988 of $1.95, 1989 of $2.53, 1990 of $3.36, 1991
of $4.80, 1992 of $7.42, 1993 of $10.09, 1994 of $11.03, 1995 of $15.34
and 1996 of $17.47.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Thousands of Dollars Except Per Share Data)

General

	The property and casualty industry has been highly cyclical in nature. The financial results of property and casualty insurance companies are impacted both quarterly and annually by many forces unique to the market. Market forces include the frequency and severity of losses resulting from weather conditions, the state of the economy and the general regulatory environment in those states in which an insurer operates. Until 1995, The Commerce Group, Inc. (the "Company") wrote insurance solely in the State of Massachusetts. During 1995, the Company began operations in the State of California when it completed the acquisition of Western Pioneer Insurance Company ("Western Pioneer"), a personal automobile insurer located in Pleasanton, California, on August 31, 1995.

	The Company's business strategy remains focused on activities primarily related to personal automobile insurance. The Company has been the largest writer of personal property and casualty insurance in the state of Massachusetts in terms of market share of direct premiums written since 1990. The Company's share of the Massachusetts personal automobile market increased in 1996 to approximately 20.8% from 16.4% in 1995.

	During 1996, direct premiums written totalled $731,823, a 16.8% increase over 1995. Direct premiums written in Massachusetts, written through The Commerce Insurance Company ("Commerce") and Citation Insurance Company ("Citation") both wholly-owned subsidiaries of Commerce Holdings, Inc. ("CHI"), which is a wholly-owned subsidiary of the Company, amounted to $704,439. Direct premiums written in California, written through Western Pioneer, a wholly-owned subsidiary of Commerce, amounted to $27,384. Of the total direct premiums written, direct personal automobile premiums written during 1996 totalled $622,849, an increase of 21.0% over 1995, and direct homeowners insurance premiums written totalled $52,377, an increase of 4.2% over 1995. The Company is also the fourth largest writer of commercial automobile insurance in Massachusetts based on direct premiums written. During 1996, direct commercial automobile premiums written totalled $40,441, a 10.5% decrease compared to 1995.

	Personal automobile insurance is subject to extensive regulation in Massachusetts and California. Every owner of a registered automobile is required to maintain certain minimum automobile insurance coverages. In Massachusetts, with very limited exceptions, automobile insurers operating within those states are required by law to issue a policy to any applicant seeking to obtain such coverages. Marketing and underwriting strategies for companies operating in Massachusetts are limited by maximum automobile premium rates and minimum agency commission levels for personal automobile insurance which are mandated by the Massachusetts Commissioner of Insurance ("Commissioner"). In Massachusetts, accident rates, bodily injury claims, and medical care costs continue to be among the highest in the nation.

	During the three-year period from 1994 to 1996, Massachusetts personal automobile insurance premium rates decreased an average of 2.6% per year. The Commissioner approved an average 6.2% decrease in personal automobile premiums for 1997, the third decrease in three years, as 1996 average rates were cut by 4.5%, and 1995 average rates were decreased by 6.1%. According to the Commissioner's office, the current rate environment is the result of continued consumer cooperation by driving safely, obeying traffic laws, reporting fraud, wearing seatbelts and individuals locking their autos.

	Also, the 1997 decrease was partially driven by corrections to an industry error impacting prior year rate decisions. The industry error resulted from a miscalculation of industry expense allowances that had the effect of overstating rates for 1991 through 1996. Rates for 1997 include an adjustment to recoup this error from the industry equal to 40% of the error with 40% reducing 1998 rates and 20% reducing 1999 rates.

	Additionally, 1997 rates were decreased as a result of the reconciliation of the Safe Driver Insurance Plan ("SDIP") which is designed to be revenue neutral. In most recent past years, the SDIP reconciliation resulted in a deficit which was then added into the rates for the subsequent years. The 1996 SDIP reconciliation, however, resulted in a surplus. Fifty percent of this surplus is being used to decrease rates in both 1997 and 1998.

	The Company has performed an analysis of the rate decision and has estimated the impact of the above two items on its results assuming its market share remains the same as it was at the end of 1996. The earned premium impact is estimated to be approximately $15.3 million for 1997, $23.0 million for 1998 and $13.5 million for 1999. The earnings per share after-tax impact resulting from lower earned premiums for 1997, 1998 and 1999 is estimated to be $0.28, $0.41 and $0.23, respectively.
If the Company's future market share increases (decreases), a larger (smaller) financial impact would result.

	The Automobile Insurers Bureau of Massachusetts ("AIB") has filed an appeal with the Massachusetts Supreme Judicial Court challenging the Commissioner's decision to prospectively decrease future rates for the miscalculation of the industry expense allowance. (The SDIP reconciliation component is not being challenged.) The AIB's argument is that, according to statute, there is a prohibition against retroactive rate making in Massachusetts which effectively bars the examination of past year's data once all involved parties have agreed to the rate decision. One insurer has filed a suit with the Massachusetts Supreme Judicial Court alleging that the prospective nature of the rate reduction will have an unfair adverse impact on it. This is due to the fact that the company filing suit believes it should not be adversely impacted solely because its market share is greater now than during those years in which the errors occurred. It is not possible to predict the outcomes of these legal actions or the potential effects thereof on the Company.

	In addition, the Massachusetts Association of Insurance Agents ("MAIA") has also filed a suit with the Massachusetts Supreme Judicial Court with respect to the Commissioner's ruling on 1997 commissions. The Commissioner ruled that agents' commissions on 1997 premiums, subject to safe driver deviations, will be based on the discounted net premium amounts. The 1996 commissions were based on the gross premium amounts. The Commissioner's ruling will result in agents receiving fewer commission dollars on a per policy basis. The Company is unable to predict the possible outcome of this suit at this time.

	The Company's performance in its personal and commercial automobile insurance lines is integrally tied to its participation in the Commonwealth Automobile Reinsurers ("C.A.R."). All companies writing automobile insurance in Massachusetts share in the underwriting results of C.A.R. business for their respective product line or lines. Since its inception, C.A.R. has annually generated multi-million dollar underwriting losses in both its personal and commercial automobile pools. A company's proportionate share of the C.A.R. personal or commercial deficit (its participation ratio) is based upon its market share of the automobile risks for the particular pool, adjusted by a utilization formula such that, in general, its participation ratio is disproportionately and adversely affected if its relative use of C.A.R. exceeds that of the industry, and favorably affected if its relative use of C.A.R. is less than that of the industry. Automobile insurers attempt to develop and implement underwriting strategies that will minimize their relative share of the C.A.R. deficit while maintaining acceptable loss ratios on risks not insured through C.A.R.

	Significant changes in the utilization of the C.A.R. private passenger pooling mechanism are not expected for 1997, as the various C.A.R. participation formula changes have been fully implemented since 1993. The marketplace is expected to make minor yearly adjustments to find the optimum balance between voluntary and ceded writings.

	Starting in 1991, and concluding in 1995, reforms were implemented into the C.A.R. commercial automobile pooling mechanism. The primary change was the gradual phase-in of a C.A.R. commercial utilization-based participation formula, so as to reduce the percentage of commercial business being ceded to C.A.R. The percentage of commercial premiums ceded to C.A.R. by the industry has decreased (from 56% in 1990 to approximately 31% in 1996, as estimated by the Company). This also resulted in significant decreases in the percentage of commercial automobile business ceded to C.A.R. by the Company, from 68% in 1990 to approximately 32% in 1996. Continued industry-wide gradual decreases in the percentage of ceded commercial premiums are expected for 1997, as companies look to increase their voluntary retention levels.

	The Company intends to continue to respond to the incentives and disincentives provided by C.A.R. rules, by further adjusting the percentage of personal and commercial business ceded to C.A.R. in 1997.

	The Company provides a separate rating tier for preferred commercial automobile business through Citation. Approximately 22% of the commercial automobile premium produced by its voluntary agents in 1996 was written by Citation. The Company expects that this secondary rating tier will continue to assist the Company in retaining its better commercial automobile accounts, while also further increasing the percentage of commercial automobile business that can be retained voluntarily by the Company in 1997 and beyond.

	Beginning in the latter part of 1995, the Company began to actively pursue group marketing programs. The primary purpose of group marketing programs is to provide participating groups with a convenient means of purchasing automobile insurance through associations and employee groups. Billing is primarily through direct billing with payroll deduction available. Emphasis is placed on writing larger groups, although accounts with as few as 25 participants are considered. Groups are eligible for rate discounts which must be filed annually with the Division of Insurance. In general, the Company looks for groups with mature/stable membership, favorable driving records and below average turnover ratios. Participants who leave the sponsoring group during the term of the policy are allowed to maintain the policy until expiration. At expiration, a regular Commerce policy may be issued at the insured's option.

	During the latter part of 1995, Commerce signed group marketing agreements with the five American Automobile Association Clubs of Massachusetts ("AAA clubs") offering a 10% discount on automobile insurance to the clubs' members who reside in Massachusetts. Membership in these clubs is estimated to represent approximately one-third of the Massachusetts motoring public, and has been the primary reason for a 29.8% increase in the number of personal automobile exposures written by Commerce. In addition, in 1996, total direct premiums written attributable to the AAA group business was $344,297 or 47% of the Company's total direct premiums written. Of this amount, 9% was written through the AAA clubs and 91% was written through the Company's network of independent agents.

	Initially, the Massachusetts statute, governing group marketing programs, required that 35% of the eligible members must participate in a group marketing program within the first year. Accordingly, Commerce and AAA aggressively pursued AAA members for the AAA Group Marketing Program. At December 31, 1996, Commerce had achieved the objective of writing more than 35% of the AAA members within the first year, as over 300,000 AAA members joined the program. The particular portion of the statute, dealing with achieving the 35% penetration level in one year, was amended by the Legislature in early 1997 to allow two years to reach the required penetration level. In 1997, Commerce and AAA intend to continue to increase the penetration of the eligible AAA membership.

	Commerce and the AAA clubs have agreed that Commerce shall be their exclusive underwriter of Massachusetts personal automobile group programs. This contract may be terminated by the AAA clubs upon written notice to Commerce, whose termination shall take effect at a minimum of three years from notice of termination.






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	During 1996, the Company was granted licenses in the states of Connecticut and Rhode Island. License approval in the state of Vermont was received in January 1997. Applications for licenses were filed by the Company and are pending in the states of Maine and New Hampshire. Concurrent with these filings, the Company has entered into an agreement with Policy Management Services Corporation ("PMSC") and has purchased software which will allow for the development of internal operating systems which will enable the Company to process policies in these five states and Massachusetts. Additionally, a significant investment in new computer hardware is being made to support this effort. These systems are not scheduled to be in place for the contiguous states until the latter part of 1997 and, as a result, Management is not expecting to start marketing in the states contiguous to Massachusetts until that time.

	Underwriting profit margins are reflected by the extent to which the combined ratio is less than 100%. This ratio is considered the best simple index of current underwriting performance of an insurer. During the five year period ended December 31, 1996, the property and casualty industry's combined ratio, as reported by A.M. Best and weighted to reflect the Company's product mix ("weighted industry average"), has ranged from a low of 102.5% in 1995 to a high of 107.4% in 1992 (including the impact of Hurricane Andrew) on a statutory accounting principles basis. During this same period of time, the Company's combined ratio has consistently remained below the weighted industry average, ranging from as low as 91.0% in 1995 to a high of 98.0% in 1996. On an average basis, the Company's combined ratio was 93.9% for the five year period ended December 31, 1996 compared to a weighted industry average of 103.8%.

	The Company's total revenues were supplemented in fiscal 1996, 1995 and 1994 by net investment income of $77,402, $71,313 and $62,901, respectively. Additionally, the Company had realized investment losses in 1996 of $7,574 and realized investment gains in 1995 and 1994 of $712 and $45,612, respectively.

Regulatory Matters

	Automobile insurance reform continues to be debated in the Massachusetts Legislature. New regulations and legislation are often proposed with the goal of reducing the need for premium increases. For further details, please refer to the general discussion on insurance regulation and premium rates beginning on page 4.

	As previously mentioned, in 1995, the Company received approval to offer 10 percent group discounts to members of the AAA clubs as previously described. Membership in these clubs is estimated to represent approximately one-third of the Massachusetts motoring public. The Company increased its Massachusetts private passenger automobile insurance writings by 17.5% in 1996 primarily as a result of this program, ending the year with approximately 20.8% of the Massachusetts private passenger automobile market as compared to 16.4% in 1995.

	Also in 1995, the Company received state regulatory approval to eliminate interest based premium finance fees on new and renewal personal automobile insurance policies with effective dates on or after January 1, 1996. As a result, premium finance fees as a source of the Company's revenues have been reduced by 50.0% in 1996. As policies effective in 1995 favorably impacted finance fee income in 1996, the full effect of the elimination will not be felt until 1997 with the expectation of further reductions. The change was initiated in direct response to competitive forces that occurred in the Massachusetts marketplace.

	In January, 1996, the Company was granted approval, for the 1996 calendar year, to offer their customers safe driver deviations of 10 percent to drivers with SDIP classifications of either Step 9 or 10. These are the two best driver SDIP classifications in Massachusetts, representing drivers with no at fault accidents and not more than one minor moving vehicle violation in the last six years. For drivers that qualify, the Company's automobile discounts and SDIP deviations can be combined for up to a 19% reduction from the state mandated rates. In March 1997, approval of SDIP deviations was granted for the 1997 calendar year.




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	In May, 1996, state legislation was passed offering insurers incentives to write more inner city and coastal homeowners insurance. The legislation, which arose over concerns of availability and allegations of redlining, expands coverages and provides various credits under the Massachusetts Property Insurance Underwriting Association ("Massachusetts Fair Plan"). The Company is considering its alternatives and expects the legislation to stimulate increased availability of homeowners insurance in the areas mentioned previously.

	Although the U.S. federal government does not directly regulate the insurance industry, federal initiatives often have an impact on the business. Congress and certain federal agencies are investigating the current condition of the insurance industry (encompassing both life and health and property and casualty insurance) in the United States in order to decide whether some form of federal role in the regulation of insurance companies would be appropriate. Congress is continuing to conduct a variety of hearings relating, in general, to the solvency of insurers and federal legislation has been proposed from time to time on this and other subjects. The Company is unable to predict whether or in what form initiatives will be implemented and what the possible effects on the Company would be.

	In December 1996, a United States District Court, acting on a suit filed in October 1996, ordered the Massachusetts Division of Insurance to disregard the existing stated ban on bank sales of life, health and accident insurance. The decision cited U.S. Supreme Court decisions in the Barnett and VALIC cases that essentially preempt the State of Massachusetts ban on the licensing of bank-owned insurance agencies.
Also, in December 1996, a bill was filed in the Massachusetts
Legislature that would allow banks to become licensed agents of an insurance company or brokers of insurance, permitting such things as the sale of insurance products in distinctly designated bank branch areas separate and apart from retail deposit areas. The Company is unable to predict the possible impacts of these issues at this time.

	Congressional initiatives directed at repeal of the McCarran-Ferguson Act (which exempts the "business of insurance" from certain federal laws, including antitrust laws, to the extent it is subject to state regulation) and judicial decisions narrowing the definition of "business of insurance" for McCarran-Ferguson Act purposes may limit the ability of insurance and reinsurance companies in general to share information with respect to rate-setting, underwriting and claims management practices. It is not possible to predict the outcome of any such congressional activity or the potential effects thereof on the Company.

	Beginning in 1994 and continuing through 1996, there was increased debate in the U.S. Congress regarding reforms to the Superfund law, the federal mechanism designed to clean-up toxic waste sites, as well as the nation's environmental and pollution policy in general. Management believes that, because of the types of business written by the Company, the outcome of the Superfund debate will not significantly affect the Company.

	In order to enhance the regulation of insurer insolvency, the National Association of Insurance Commissioners ("NAIC") developed a formula and model law to implement Risk-Based Capital ("RBC") requirements for property and casualty insurance companies which are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholder obligations. The RBC model for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers: (i) underwriting, which encompasses the risk of adverse loss development and inadequate pricing; (ii) declines in asset values arising from credit risk; and,
(iii) other business risks from investments. Insurers having less statutory surplus than required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

	The Company's subsidiaries, Commerce and Citation, have RBC amounts at December 31, 1996 of $52 million and $4 million, respectively, and they have statutory surplus of approximately $394 million and $71 million, respectively. The statutory surplus of Commerce and Citation at December 31, 1996 exceeded the RBC Company Action Levels of $103 million and $8 million by approximately $291 million and $63 million. The RBC model formula proposes four levels of regulatory action. The extent of regulatory intervention and action increases as the level of surplus to RBC falls. The first level, the Company Action Level, requires an insurer to submit a plan of corrective actions to the regulator if surplus falls below 200% of the RBC amount. The Regulatory Action Level (as defined by the NAIC) requires an insurer to submit a plan containing corrective actions and permits the Commissioner to perform an examination or other analysis and issue a corrective order if surplus falls below 150% of the RBC amount. The Authorized Control Level (as defined by the NAIC) allows the regulator to rehabilitate or liquidate an insurer in addition to the aforementioned actions if surplus falls below 100% of the RBC amount. The fourth action level is the Mandatory Control Level (as defined by the NAIC) which requires the regulator to rehabilitate or liquidate the insurer if surplus falls below 70% of the RBC amount.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

	Direct premiums written during 1996 increased $105,157, or 16.8% to $731,823 as compared to 1995. The increase was primarily attributable to a $108,212, or 21.0% increase in direct premiums written for personal automobile insurance to $622,849. This increase was the result of an $88,527 increase in direct premiums written for Massachusetts personal automobile insurance and an increase of $19,685 which was derived from the Company's California subsidiary, Western Pioneer, which was acquired August 31, 1995. The increase in Massachusetts personal automobile direct premiums written resulted primarily from an increase of 29.8% in the number of personal automobile exposures written, offset by a 9.2% decrease in the average personal automobile premiums written per exposure (each vehicle insured). This was primarily the result of the Company's affinity group marketing programs, safe driver rate deviations and the effect of the 1996 state mandated average rate decrease of 4.5%. In January 1996, the Company was granted approval to offer their customers safe driver deviations of 10%. For drivers who qualify, the Company's group discount and safe driver deviations can be combined for up to a 19% reduction from state mandated rates. Direct premiums written for commercial automobile insurance decreased by $4,763, or 10.5%, due primarily to a decrease of approximately 5.6% in the number of policies written, with the remainder due to a decrease in the average commercial automobile premium per policy. Direct premiums written for homeowners insurance (excluding the Massachusetts Fair Plan) increased by $1,926, or 4.0% due primarily to an increase in the number of policies written.

	Net premiums written during 1996 increased $108,149, or 17.9% as compared to 1995. The increase in net premiums written was due to the growth in direct premiums written as described above, as well as to the effects of reinsurance. Written premiums assumed from C.A.R. increased $1,454, or 1.6% and written premiums ceded to C.A.R. increased $47 as compared to 1995, both as a result of changes in the industry's and the Company's utilization of C.A.R. reinsurance. Premiums ceded to reinsurers other than C.A.R. decreased $1,602 or 4.9% as compared to 1995.

	Earned premiums increased $76,126 or 12.8% during 1996 as compared to 1995. The increase in earned premiums was primarily due to changes in direct premiums written and net premiums written as described above. Earned premiums assumed from C.A.R. increased $1,860 or 2.1% during 1996 compared to 1995. Earned premiums attributable to Western Pioneer increased $18,794 to $27,628 for 1996 compared to $8,834 for the four months ended December 31, 1995. The Company acquired Western Pioneer on August 31, 1995.

	Net investment income increased $6,089, or 8.5%, compared to 1995, principally as a result of an increase in average invested assets (at cost) of 6.5% when compared to the year ended 1995. Net investment income as a percentage of total average investments was 7.3% in 1996 compared to 7.2% in 1995.






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	Premium finance fees decreased $9,707 or 50.0% during 1996. The decrease was primarily attributable to a change from interest based finance fees to a "late payment" based system for personal automobile policies with effective dates of January 1, 1996 and forward. The change was initiated in direct response to competitive forces that occurred in the Massachusetts marketplace.

	The market value of the Company's property and casualty investment portfolio totaled $1,027,136, at December 31, 1996 compared to $1,044,113 at December 31, 1995. Management's investment philosophy is to emphasize investment yield while maintaining investment quality.
Fixed maturities comprised 69.8% of the portfolio at December 31, 1996 compared to 78.1% at December 31, 1995. Equity investments comprised 22.8% at December 31, 1996 compared to 14.5% at December 31, 1995.

	The market value of the fixed maturities, which totaled $716,702 at December 31, 1996, is comprised of 68.5% tax-exempt and 31.5% taxable investments as compared to total fixed maturities of $815,277, comprised of 72.8% tax-exempt and 27.2% taxable investments at December 31, 1995. The market value of equity investments, which totaled $233,721 at December 31, 1996, is comprised of 63.2% preferred stocks and 36.8% common stocks as compared to total equity investments of $151,579, comprised of 73.4% preferred stocks and 26.6% common stocks at December 31, 1995. The increase of equity investments and decrease of fixed maturities at December 31, 1996 compared to December 31, 1995 is primarily attributable to a change in the mix of investments from municipal bonds to higher yielding preferred stocks and preferred stock mutual funds.

	Gross realized gains and losses on fixed maturity investments amounted to $487 and $7,851, respectively, for the year ended December 31, 1996 compared to gross realized gains and losses on fixed maturity investments of $2,389 and $1,912, respectively, for the year ended December 31, 1995. Gross realized gains and losses on equity investments amounted to $478 and $371, respectively, for the year ended December 31, 1996 compared to gross realized gains and losses on equity investments of $984 and $579, respectively, for the year ended December 31, 1995. Net realized investment losses totalled $7,574 during 1996 as compared to net realized investment gains of $712 for 1995. The realized gains in 1996 were primarily the result of sales of municipal bonds and common stocks, offset by realized losses on sales of Government National Mortgage Association ("GNMA") mortgage backed bonds, municipal bonds and preferred stocks. Also included were realized losses on mortgage activity of $317 in 1996 compared to $215 in 1995.

	Gross unrealized gains and losses on fixed maturity investments totalled $17,890 and $1,699, respectively, at December 31, 1996 compared to gross unrealized gains and losses on fixed maturity investments of $18,626 and $4,657, respectively, at December 31, 1995. The unrealized gain on fixed maturities remained fairly consistent with 1995 as a result of stable interest rates during 1996. Gross unrealized gains and losses on equity investments totaled $22,339 and $3,024, respectively, at December 31, 1996 compared to gross unrealized gains and losses on equity investments of $13,430 and $2,008, respectively, at December 31, 1995. The increase in unrealized gain on equity investments was primarily due to the increase in equity investments, as described earlier, and the performance of the stock market during 1996 favorably impacting the market values of common stocks.

	Losses and loss adjustment expenses ("LAE") incurred as a percentage of insurance premiums earned ("loss ratio") was 70.9% in 1996 compared to 62.0% in 1995. The ratio of net incurred losses, excluding LAE, to premiums earned ("pure loss ratio") on personal automobile increased to 63.9% in 1996 compared to 56.6% in 1995. This increase was primarily due to the adverse impact of severe weather conditions experienced in the northeast during the first half of 1996, adverse loss experience on personal automobile business assumed from C.A.R. and a decrease in the personal automobile average earned premium per exposure of approximately 7.9%. This decrease was due to the effects of affinity group marketing programs, safe driver rate deviations and the 1996 state mandated average rate decrease of 4.5%. These factors were offset by improved loss development during 1996. The commercial automobile pure loss ratio decreased to 46.7% in 1996 compared to 57.4% in 1995. This decrease was primarily due to improved loss experience on commercial automobile business assumed from C.A.R. and better loss development on voluntary business. For homeowners, the pure loss ratio increased to 72.4% in 1996 compared to 49.6% in 1995. This increase was due primarily to the severe weather during the first half of 1996, compared to the mild weather experienced during 1995.
10

	Policy acquisition costs increased by 8.6% in 1996, compared to 5.9% in 1995. This increase was primarily due to the increase in net premiums written as described previously, offset by a decrease of $9.5 million in the agents profit sharing compensation resulting from the impact of adverse weather conditions on the Company's loss ratio and the impact of affinity group marketing service fee income. Agents' profit sharing compensation is based, in part, on the underwriting profits of agency business written with the Company. As a percentage of net premiums written, underwriting expenses (on a statutory basis) were 27.1% for 1996, compared to 29.0% in 1995. This decrease was primarily attributable to the reasons as mentioned above.

	The Company's effective tax rate was 19.6% and 26.4% for the years ended December 31, 1996 and 1995, respectively. In both years the effective rate was lower than the statutory rate of 35% primarily due to tax-exempt interest income. The lower 1996 effective tax rate was primarily due to tax-exempt interest income comprising a higher percentage of net income before taxes, the dividends received deduction and lower capital gains in 1996 versus 1995.

	Net earnings decreased $36,237 to $73,964 or 32.9%, during 1996 as compared to net earnings of $110,201 in 1995, as a result of the factors previously mentioned.


Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

	Direct premiums written during 1995 increased $1,643, or 0.3% to $626,666 as compared to 1994. The increase was primarily attributable to a $2,612, or 0.5% increase in direct premiums written for personal automobile insurance to $514,637. This increase resulted from direct premiums written of $7,592, for the four months ended December 31, 1995 from Western Pioneer, offset by a decrease in personal automobile direct premiums written by Commerce of $4,980, or 1.0%, compared to 1994. This decrease resulted primarily from a 3.6% decrease in the average personal automobile premiums written per exposure (each vehicle insured). This was a direct result of the impact on Commerce's business of the 6.1% overall average rate decrease in the Massachusetts insurance industry's 1995 personal automobile premiums approved by the Commissioner. This was partially offset by a 2.6% increase in the number of personal automobile exposures written. Direct premiums written for commercial automobile insurance decreased by $1,251, or 2.7% due primarily to a 4.9% decrease in the number of policies written, partially offset by a 2.2% increase in the average commercial automobile premium per policy. Direct premiums written for homeowners insurance (excluding the Massachusetts Fair Plan) increased by $1,021, or 2.2% due primarily to a 4.6% increase in the average premium per homeowners policy, partially offset by a 2.4% decrease in the number of policies written.

	Net premiums written during 1995 increased $14,224, or 2.4% as compared to 1994. The increase in net premiums written was due to the growth in direct premiums written as described above, as well as to the effects of reinsurance. Written premiums assumed from C.A.R. decreased $1,536, or 1.6% and written premiums ceded to C.A.R. decreased $17,769, or 17.7% as compared to 1994, as a result of changes in the industry's and the Company's utilization of C.A.R. reinsurance. Premiums ceded to reinsurers other than C.A.R. increased $3,652, or 12.6% as compared to 1994.

	Earned premiums increased $20,537, or 3.6% during 1995 as compared to 1994. Motor vehicle premiums earned increased $17,959, or 3.4% compared to 1994 including earned premiums assumed from C.A.R. which increased $12,777, or 16.4%. Earned premiums also increased $2,578, or 6.3% on all other business.

	Net investment income increased $8,412, or 13.4%, compared to 1994, principally as a result of an increase in average invested assets (at cost) of 12.0% when compared to the year ended 1994. Net investment income as a percentage of total average investments was 7.2% in 1995 compared to 7.0% in 1994.

	Premium finance fees increased $923, or 5.0%, to $19,420 in 1995 compared to 1994. The increase was primarily attributable to the net effect of the increase in policies on direct bill and changes in the direct bill payment program, offset by decreases in direct premiums written and premium finance fees refunded due to the personal automobile rate decrease.

	Gross realized gains and losses on fixed maturity investments amounted to $2,389 and $1,912, respectively, for the year ended December 31, 1995 compared to gross realized gains and losses on fixed maturity investments of $9,696 and $2,310, respectively, for the year ended December 31, 1994. Gross realized gains and losses on equity investments amounted to $984 and $579, respectively, for the year ended December 31, 1995 compared to gross realized gains and losses on equity investments of $36,845 and $73, respectively, for the year ended December 31, 1994. Net realized investment gains totalled $712 during 1995 as compared to $45,612 for the same period in 1994. The realized gains in 1995 were primarily the result of sales of municipal bonds and preferred stocks, offset by realized losses on sales of GNMAs and common stocks. Included in the net realized gains for 1994 was $34,287 realized on the sale of common stock in three New England area bank holding companies. These bank holding companies were acquired by other banks in 1994. Also included were realized losses on mortgage activity of $215 in 1995 compared to $1,203 in 1994.

	Gross unrealized gains and losses on fixed maturity investments totalled $18,626 and $4,657, respectively, at December 31, 1995 compared to gross unrealized gains and losses on fixed maturity investments of $1,233 and $57,599, respectively, at December 31, 1994. The unrealized gain on fixed maturities was the result of a decline in interest rates during 1995 favorably impacting market values. Gross unrealized gains and losses on equity investments totaled $13,430 and $2,008, respectively, at December 31, 1995 compared to gross unrealized gains and losses on equity investments of $2,287 and $11,174, respectively, at December 31, 1994. The increase in unrealized gain on equity investments was primarily due to the performance of the stock market coupled with declining interest rates during 1995 favorably impacting the market values of common stocks.

	The loss ratio was 62.0% in 1995 compared to 64.6% in 1994. The personal automobile pure loss ratio increased to 56.6% compared to 54.3% in 1994. This increase was primarily due to adverse loss experience on personal automobile business assumed from C.A.R., partially offset by improved loss experience in the liability component of the personal automobile book of business. The commercial automobile pure loss ratio decreased to 57.4% compared to 58.4% in 1994. This decrease was primarily due to improved loss experience on commercial automobile business assumed from C.A.R. For homeowners, the pure loss ratio decreased to 49.6% compared to 91.8% in 1994. This decrease was due primarily to the relatively mild weather during 1995, compared to the adverse weather experienced during 1994, especially during the first quarter of 1994.

	Policy acquisition costs increased by 5.9% in 1995, compared to 4.8% in 1994. This increase was due to an increase in the accrual for agents profit sharing compensation as a result of the impact of the mild weather during 1995 on the Company's loss ratio. Agent's profit sharing compensation is based in part on the underwriting profits of agency business written by the Company. In addition, the Commissioner approved an increase in the 1995 commission rate for personal automobile to 15.3% compared to 13.5% in 1994, which also had the effect of increasing policy acquisition costs.

	The Company's effective tax rate was 26.4% and 28.7% for the years ended December 31, 1995 and 1994, respectively. In both years the effective rate was lower than the statutory rate of 35% primarily due to tax-exempt interest income. The lower 1995 effective tax rate was due to the higher amount of tax-exempt interest income coupled with lower capital gains in 1995 versus 1994.

	While net earnings decreased $12,382, during 1995 as compared to an increase of $47,267 during 1994, net earnings exclusive of the after tax impact of net realized investment gains increased $16,803. These changes were the result of the factors previously mentioned.




12
<page



Liquidity and Capital Resources

	The focus of the discussion of liquidity and capital resources is on the Consolidated Balance Sheets on page 18 and the Consolidated Statements of Cash Flows on page 21. Stockholders' equity increased by $37,325, or 6.8%, in 1996 as compared to 1995. Growth stemmed from $73,964 in net earnings combined with the change in net unrealized gains, net of income taxes, on fixed maturities and equity securities of $6,575, partially offset by dividends paid to stockholders of $29,373 and Treasury Stock purchased of $13,841. Total assets at December 31, 1996 increased by $112,624, or 7.2%, to $1,676,799 as compared to total assets of $1,564,175 at December 31, 1995. The increase in total assets was primarily due to cash provided by operations and the increase in cash due to proceeds from the maturities and sales of fixed maturities. The majority of this growth was reflected in an increase of $30,910, or 24.3% in premiums receivable and in an increase in cash and cash equivalents of $87,870, or 166.8% as compared to December 31, 1995. Of the cash and cash equivalents total of $140,535, $118,015 is held in a U.S. Government Repurchase Agreement at The First National Bank of Boston. The Company intends to invest these proceeds through Salomon Brothers Asset Management, Inc. until such time that the Company believes longer term investments are appropriate.

	The Company's fixed maturity portfolio is comprised of GNMAs (31.5%) and municipal bonds (68.5%). Of the Company's bonds, 100.0% are rated in either of the two highest quality categories provided by the NAIC.

	As announced in October, 1995, and in order to focus corporate resources more directly on the Company's main line of business, private passenger automobile insurance, the operations of the Company's mortgage subsidiary, Bay Finance Company, Inc. ("Bay Finance"), were substantially reduced. Effective January 1, 1996, Bay Finance no longer actively originates mortgage loans with the use of outside originators and extensive regional marketing. As a result, Bay Finance's staffing levels were substantially reduced and the remaining employees focus on servicing the Company's existing mortgage portfolio. Bay Finance has retained its lending licenses and will continue to make a small number of various types of mortgage loans.

	The Company's liabilities totalled $1,089,760 at December 31, 1996 as compared to $1,014,461 at December 31, 1995. The $75,299, or 7.4%,
increase was comprised primarily of a $31,122, or 5.0%, increase in losses and loss adjustment expense reserves, an increase of $37,537, or 11.4%, in unearned premiums and a increase of $6,640, or 10.2% in all other liabilities. The primary reason for the changes in these liabilities during 1996 was the increased level of personal automobile insurance business written by the Company attributable to affinity group marketing programs.

	The primary sources of the Company's liquidity are funds generated from insurance premiums, premium finance fees, net investment income and the maturing of investments as reflected in the Consolidated Statements of Cash Flows on page 21.

	The Company's operating activities provided cash of $115,651 in 1996 as compared to $135,282 in 1995. These cash flows were primarily impacted by the fact that while net premiums written increased 17.9% in 1996 as compared to 2.4% in 1995, losses and LAE incurred increased 29.3% in 1996 as compared to a 0.6% decrease in 1995 and policy acquisition costs increased 8.6% in 1996 as compared to 5.9% in 1995. The increases were primarily the result of severe weather during the first half of 1996 coupled with a decrease in the personal automobile premium rate. The average rate decrease was due to the effects of affinity group marketing programs, safe driver rate deviations and the 1996 state mandated rate decrease of 4.5%. The cash flows provided by investing activities were primarily the result of proceeds from the maturities and sales of fixed maturities offset by the purchases of fixed maturities and equity securities. Investing and financing activities were funded by the cash provided by operating activities.

	Cash flows used in financing activities totalled $43,214 in 1996 compared to $32,994 in 1995. The increase was primarily attributable to an increase in dividends paid to stockholders of $20,738 offset by a decrease in Treasury Stock purchases of $10,518.

	The Company's funds are generally invested in securities with maturities intended to provide adequate funds to pay claims without the forced sale of investments. The carrying value (at market) of total investments at December 31, 1996 was $1,027,136. At December 31, 1996, the Company held cash and cash equivalents of $140,535. These funds provide sufficient liquidity for the payment of claims and other short-term cash needs. The Company relies upon dividends from its subsidiaries for its cash requirements. Every Massachusetts insurance company seeking to make any dividend or other distributions to its stockholders must file a report with the Commissioner. An extraordinary dividend is any dividend or other property, whose fair value together with other dividends or distributions made within the preceding twelve months exceeds the greater of ten percent of the insurer's surplus as regards to policyholders as of the end of the preceding year, or the net income of a non-life insurance company for the preceding year. No pro-rata distribution of any class of the insurer's own securities is to be included. No Massachusetts insurance company shall pay an extraordinary dividend or other extraordinary distribution until thirty days after the Commissioner has received notice of the intended distribution and has not objected. No extraordinary dividends were paid in 1996, 1995 and 1994.

	Periodically, sales have been made from the Company's fixed maturity investment portfolio to actively manage portfolio risks, including credit-related concerns, to optimize tax planning and to realize gains. This practice will continue in the future.

	Although the Company is not actively pursing acquisitions, in an effort to enhance future growth potential, the Company continues to monitor acquisition opportunities with regard to smaller automobile insurance companies that are in need of capital, have established management in place and present significant growth opportunities in their market areas. On August 31, 1995, the Company completed the acquisition of Western Pioneer Insurance Company, a personal automobile insurer, located in Pleasanton, California.

	The Company's long term growth objective is to expand its writings outside of Massachusetts. To achieve this objective, during 1996 the Company was granted licenses in the states of Connecticut and Rhode Island. License approval in the state of Vermont was received in January 1997. License applications were filed by the Company and are pending in the states of Maine and New Hampshire. Concurrent with these filings, the Company has entered into an agreement with PMSC and has purchased software which will allow for the development of internal operating systems which will enable the Company to process policies in these five states and Massachusetts. To facilitate this development and, at the same time, address the year 2000 processing issue facing computer system users, the Company has formed Team 2000. Team 2000 will provide for a complete integration of databases serving the Company's three main functions; claims, underwriting and premium accounting.
Through the year 2001, the Company expects to incur over $40 million in costs with the implementation of the PMSC systems. This amount includes the purchase of a main frame computer, license fees and the costs associated with programming, implementation and training. In 1996, the Company paid $10.5 million for the equipment and services previously mentioned, of which $4.9 million was expensed during the year. These systems are not scheduled to be in place for contiguous states until the latter part of 1997 and as a result, Management is not expecting to start marketing in the states contiguous to Massachusetts until that time.

	Industry and regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to statutory policyholders' surplus should not exceed 3.00 to 1.00. The Company's statutory premiums to surplus ratio was 1.53 to 1.00 and 1.37 to 1.00 for the years ended December 31, 1996 and 1995, respectively.


Recent Accounting Developments

	In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per
Share". This statement is effective for financial statements issued for periods ending after December 15, 1997, (including interim periods) with earlier application not permitted. The statement specifies the computation, presentation and disclosure requirements for earnings per share. The Company believes that the adoption of this statement will not have a material impact on the Consolidated Financial Statements.

Effects of Inflation and Recession

	The Company generally is unable to recover the costs of inflation in its personal automobile insurance line since the premiums it charges are subject to state regulation. The premium rates charged by the Company for personal automobile insurance are adjusted by the Commissioner only at annual intervals. Such annual adjustments in premium rates may lag behind related cost increases. Economic recessions will also have an impact upon the Company, primarily through the policyholder's election to decrease non-compulsory coverages afforded by the policy and decreased driving, each of which tends to decrease claims.

	To the extent inflation and economic recession influence yields on investments, the Company is also affected. As each of these environments affect current market rates of return, previously committed investments may rise or decline in value depending on the type and maturity of investment.

	Inflation and recession must also be considered by the Company in the creation and review of loss and LAE reserves since portions of these reserves are expected to be paid over extended periods of time. The anticipated effect of economic conditions is implicitly considered when estimating liabilities for losses and LAE. The importance of continually adjusting reserves is even more pronounced in periods of changing economic circumstances.

COMMON STOCK PRICE AND DIVIDEND INFORMATION

	On March 31, 1995, the Company's common stock began trading on the NYSE under the symbol "CGI". Previously, the Company's common stock was traded on Nasdaq under the symbol "COMG". The high, low and close prices for shares of the Company's common stock for 1996 and 1995 were as follows:

					               1996
1995
					       High     Low     Close		 High
Low     Close
	First Quarter...........	$20-3/4 $17-3/4  $19-3/4 	$17
$14-3/4  $16-3/4
	Second Quarter..........	 22-1/2  18-1/2   20-7/8 	 17-
7/8  16-1/4   17-7/8
	Third Quarter...........	 22-1/4  20-1/2   22     	 19-
7/8  16-3/4   19-5/8
	Fourth Quarter..........	 25-3/4  22       25-1/4 	 21-
7/8  19-1/2   20-5/8

	As of March 1, 1997, there were 1,294 stockholders of record of the Company's Common Stock, not including stock held in "Street Name" or held in accounts for participants of the Company's Employee Stock
Ownership Plan ("E.S.O.P.").

	The Board of Directors of the Company voted to declare four quarterly dividends to stockholders of record totaling $0.81 per share and $0.23 per share in 1996 and 1995, respectively. On May 17, 1996, the Board voted to increase the quarterly stockholder dividend from $0.06 to $0.25 per share to stockholders of record as of June 7, 1996. Prior to that declaration, the Company had paid quarterly dividends of $0.06 per share dating back to May 19, 1995 when the Board voted to increase the dividend from $0.05 to $0.06 per share. The $0.05 cash dividend per share was first declared by the Board on May 20, 1994.

	Treasury Stock purchased under the stock buyback program increased by 673,915 shares during 1996 to 1,937,348 shares at December 31, 1996. The stock buyback program, authorized by the Board in May 1995, enables the Company to purchase up to three million shares of the Company's common stock. The program is now approximately two-thirds complete.

REPORT OF MANAGEMENT

	The management of the Company is responsible for the consolidated financial statements and all other information presented in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles determined by management to be appropriate in the circumstances and include amounts based on management's informed estimates and judgments. Financial information presented elsewhere in this Annual Report is consistent with the financial statements. The appropriateness of data underlying such financial information is monitored through internal accounting controls, an internal audit department, independent accountants and the Board of Directors through its audit committee.

	The Company maintains a system of internal accounting controls designed to provide reasonable assurance to management and the Board of Directors that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly.
The system of internal accounting controls is supported by the selection and training of qualified personnel combined with the appropriate division of responsibilities.

	Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. Management encourages open communication within the Company and requires the confidential treatment of proprietary information and compliance with all domestic laws, including those relating to financial disclosure.

	The 1996 consolidated financial statements were audited by the Company's independent accountants, Coopers & Lybrand L.L.P., in accordance with generally accepted auditing standards. Management has made available to Coopers & Lybrand L.L.P., all the Company's financial records and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to Coopers & Lybrand L.L.P., during its audit were valid and appropriate.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of The Commerce Group, Inc.

	We have audited the accompanying consolidated balance sheets of The Commerce Group, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Commerce Group, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



										COOPERS &
LYBRAND L.L.P.




Boston, Massachusetts
January 24, 1997

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31,
(Thousands of Dollars Except Per Share Data)

1996	  1995
ASSETS
Investments (notes A2 and B)
  Fixed maturities, at market (cost: $700,511 in 1996 and $801,308 in 1995).......................................................... $
716,702  $  815,277
  Equity securities, at market (cost: $214,406 in 1996 and $140,157 in 1995)..........................................................
233,721     151,579
  Mortgage loans on real estate and collateral notes receivable
   (less allowance for possible loan losses of $2,760 in 1996 and $3,173 in 1995)...............................................
74,586      75,609
  Other investments..................................................
2,127       1,648
      Total investments..............................................
1,027,136   1,044,113

Cash and cash equivalents (note A3)..................................
140,535      52,665
Accrued investment income............................................
12,819      14,686
Premiums receivable (less allowance for doubtful receivables of
  $1,500 in 1996 and $1,103 in 1995).................................
158,153     127,243
Deferred policy acquisition costs (notes A4 and C)...................
82,968      67,160
Property and equipment, net of accumulated depreciation
  (notes A5 and D)...................................................
32,100      30,981
Residual market receivable (note F)..................................
195,213     200,124
Due from reinsurers (note F).........................................
19,659      21,897
Deferred income taxes (notes A8 and G)...............................
-         1,415
Other assets.........................................................
8,216       3,891
      Total assets...................................................
$1,676,799  $1,564,175


LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
  Losses and loss adjustment expenses (notes A6, E and F)............ $
649,913  $  618,791
  Unearned premiums (note A7)........................................
367,991     330,454
  Current income taxes (notes A8 and G)..............................
171       1,180
  Deferred income taxes (notes A8 and G).............................
4,223         -
  Deferred income (notes A9 and F)...................................
7,974       8,954
  Contingent commissions accrued.....................................
25,712      32,550
  Other liabilities and accrued expenses.............................
33,776      22,532
      Total liabilities..............................................
1,089,760   1,014,461

Stockholders' Equity (notes B, J, K and L)
  Preferred stock, authorized 5,000,000 shares at $1.00 par value;
   none issued in 1996 and 1995......................................
-           -
  Common stock, authorized 100,000,000 shares at $.50 par value;
   issued and outstanding 38,000,000 shares in 1996 and 1995.........
19,000      19,000
  Paid-in capital....................................................
29,621      29,621
  Net unrealized gains on fixed maturities and equity securities, net of income taxes of $12,427 in 1996 and $8,887 in 1995.........
23,079      16,504
  Retained earnings..................................................
553,539     508,948

625,239     574,073
  Treasury Stock, 1,937,348 shares in 1996 and 1,263,433 shares in
   1995, at cost (note A11)..........................................
(38,200)    (24,359)
      Total stockholders' equity.....................................
587,039     549,714

      Total liabilities and stockholders' equity.....................
$1,676,799  $1,564,175



The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
For the years ended December 31,
(Thousands of Dollars Except Per Share Data)

										 1996
1995		 1994
Revenues
  Earned premiums (notes A7 and F).....................  $  668,716  $
592,590  $  572,053
  Net investment income (note B).......................      77,402
71,313      62,901
  Premium finance fees.................................       9,713
19,420      18,497
  Net realized investment gains (losses) (note B)......      (7,574)
712      45,612
       Total revenues..................................     748,257
684,035     699,063

Expenses
  Losses and loss adjustment expenses
   (notes A6, E and F).................................     475,231
367,552     369,660
  Policy acquisition costs (notes A4 and C)............     181,013
166,741     157,415
       Total expenses..................................     656,244
534,293     527,075

       Earnings before income taxes....................      92,013
149,742     171,988

Income taxes (notes A8 and G)..........................      18,049
39,541      49,405

       NET EARNINGS....................................  $   73,964  $
110,201  $  122,583

       NET EARNINGS PER COMMON SHARE (primary and
        fully diluted) (note A10)......................  $     2.04  $
2.93  $     3.23

       CASH DIVIDENDS PAID PER SHARE...................  $     0.81  $
0.23  $     0.15

       WEIGHTED AVERAGE NUMBER OF COMMON
        SHARES OUTSTANDING.............................  36,311,887
37,632,236  38,000,000



























The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31,
(Thousands of Dollars)

					                       Net
					 Common   Paid-in   Unrealized   Retained
Treasury
					 Stock    Capital  Gains/Losses  Earnings
Stock     Total
Balance December 31, 1993.... $19,000   $29,621    $44,228    $290,499
$    -     $383,348

 Net earnings................                                  122,583
122,583
 Change in unrealized gains
  (losses), net of taxes.....                      (86,642)
(86,642)
 Stockholder dividends.......                                   (5,700)
(5,700)

Balance December 31, 1994....  19,000    29,621    (42,414)    407,382
-      413,589

 Net earnings................                                  110,201
110,201
 Change in unrealized gains
  (losses) net of taxes......                       58,918
58,918
 Stockholder dividends.......                                   (8,635)
(8,635)
 Treasury stock purchased....
(24,359)   (24,359)

Balance December 31, 1995....  19,000    29,621     16,504     508,948
(24,359)   549,714

 Net earnings................                                   73,964
73,964
 Change in unrealized gains
  net of taxes...............                        6,575
6,575
 Stockholder dividends.......                                  (29,373)
(29,373)
 Treasury stock purchased....
(13,841)   (13,841)

Balance December 31, 1996.... $19,000   $29,621    $23,079    $553,539
$(38,200)  $587,039

























The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
(Thousands of Dollars)

										    1996
1995	   1994


Cash flows from operating activities:
  Net earnings.............................................. $  73,964
$ 110,201  $ 122,583
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Premiums receivable.....................................   (30,910)
(24,714)    (7,267)
    Deferred policy acquisition costs.......................   (15,808)
(8,094)    (3,122)
    Residual market receivable..............................     4,911
14,694      5,494
    Due to/from reinsurers..................................     2,238
(5,005)    (4,024)
    Losses and loss adjustment expenses.....................    31,122
26,418     24,576
    Unearned premiums.......................................    37,537
15,735     31,193
    Current income taxes....................................    (1,009)
(8,637)     6,256
    Deferred income taxes...................................     2,098
4,651     (4,878)
    Deferred income.........................................      (980)
(1,497)     3,100
    Contingent commissions..................................    (6,838)
8,100      2,724
    Other liabilities and accrued expenses..................    11,244
5,705       (147)
    Net realized investment (gains) losses..................     7,574
(712)   (45,612)
    Other-net...............................................       508
(1,563)     6,716
      Net cash provided by operating activities.............   115,651
135,282    137,592

Cash flows from investing activities:
  Proceeds from maturity of fixed maturities................   170,646
28,479     55,671
  Proceeds from sale of fixed maturities....................   122,431
72,287    123,127
  Purchase of fixed maturities..............................  (200,113)
(100,689)  (351,260)
  Purchase of equity securities.............................   (85,480)
(50,418)   (26,155)
  Proceeds from sale of equity securities...................    11,326
14,784     59,722
  Payments received on mortgage loans and collateral notes
    receivable..............................................     8,311
9,892      8,524
  Mortgage loans and collateral notes receivable originated.    (7,446)
(28,667)   (16,562)
  Mortgages sold to investors in the secondary market.......        36
2,287     10,725
  Proceeds from sale of real estate acquired by
   foreclosures.............................................        92
318      2,120
  Purchase of property and equipment........................    (4,477)
(3,664)    (5,786)
  Proceeds from sale of property and equipment..............       107
283        250
      Net cash provided by (used in) investing activities...    15,433
(55,108)  (139,624)

Cash flows from financing activities:
  Dividends paid to stockholders............................   (29,373)
(8,635)    (5,700)
  Purchase of treasury stock................................   (13,841)
(24,359)       -
      Net cash used in financing activities.................   (43,214)
(32,994)    (5,700)

Increase (decrease) in cash and cash equivalents............    87,870
47,180     (7,732)
Cash and cash equivalents at beginning of year..............    52,665
5,485     13,217
Cash and cash equivalents at end of year.................... $ 140,535
$  52,665  $   5,485







The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies

1. Basis of Presentation

	The consolidated financial statements of The Commerce Group, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles ("GAAP").

	The consolidated financial statements include The Commerce Group, Inc., and its wholly-owned subsidiaries, Bay Finance Company, Inc., Clark-Prout Insurance Agency, Inc. and Commerce Holdings, Inc. ("CHI"). The Commerce Insurance Company ("Commerce") and Citation Insurance Company ("Citation") are wholly-owned subsidiaries of CHI. Western Pioneer Insurance Company ("Western Pioneer") is a wholly-owned subsidiary of Commerce. All intercompany transactions and balances have been eliminated in consolidation. Certain prior year account balances have been reclassified to conform to 1996 presentation.

	The insurance subsidiaries, Commerce, Citation and Western Pioneer prepare statutory financial statements in accordance with accounting practices prescribed by the National Association of Insurance
Commissioners ("NAIC"), the Commonwealth of Massachusetts, and the State of California.

	The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Investments

	All investment transactions have credit exposure to the extent that a counterparty may default on an obligation to the Company. Credit risk is a consequence of carrying investment positions. The financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, premium receivables, investments and mortgage loans on real estate. Concentrations of credit risk with respect to premiums receivable result from the fact that the Company's policyholders are concentrated primarily in one geographic area, as the Company, the largest writer of personal automobile insurance in the state of Massachusetts, writes primarily in Massachusetts. To manage credit risk, the Company focuses on higher quality fixed-income securities, reviews the credit strength of all companies which it invests in, limits its exposure in any one investment and monitors the portfolio quality, taking into account credit ratings assigned by recognized statistical rating organizations.

	Investments in fixed maturities, which include bonds and redeemable preferred stocks, and investments in equity securities, which include common and non-redeemable preferred stocks, all classified as available for sale, are carried at fair market value. Unrealized investment gains and losses on equity investments and fixed maturities, to the extent that there is no permanent impairment of value, are credited or charged to a separate component of stockholders' equity until realized, net of any tax effect. When investment securities are sold, the realized gain or loss is determined based upon specific identification. Fair market value of fixed maturities and equity investments is based on quoted market prices. For other securities held as investments, fair market value equals quoted market price, if available. If a quoted market price is not available, fair market value is estimated using quoted market prices for similar securities. The Company has not invested more than 7% of fixed maturities in any one state or political subdivision.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies - (continued)

	The Company originates and holds mortgage loans on real estate primarily on properties located in the state of Massachusetts. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs in-depth credit evaluations on all new customers. Bad debt expenses have not been material in recent years.

	Mortgage loans on real estate and collateral notes receivable are stated at the amount of unpaid principal, less an allowance for possible loan losses. The adequacy of the allowance for possible loan losses is evaluated on a regular basis by Management. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and their effect on borrowers and the performance of individual loans in relation to contract terms. The provision for possible loan losses charged to operating expenses is based upon Management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb possible losses. Loan losses are charged against the allowance when Management believes the collectibility of the principal is unlikely and recoveries are credited to the allowance when received.

	Interest on mortgage loans is included in income as earned based upon rates applied to principal amounts outstanding. Accrual of interest on mortgage loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal, or when a loan becomes contractually past due more than ninety days. When a loan is placed on nonaccrual status, all unpaid interest previously accrued is reversed against current period earnings.

3.  Cash and Cash Equivalents

	Cash and cash equivalents include cash currently on hand and short-term investments with original maturities, when purchased, of three months or less. The carrying amount approximates fair value. The Company holds $118,015 in a U.S. Government Repurchase Agreement at The First National Bank of Boston. When the Company enters into a repurchase agreement through its custodian, it receives delivery of the underlying collateral. The amount of collateral, at the time of purchase and each subsequent business day, is required to be maintained at such a level that market value is equal to 102% of the resale price. The Company intends to invest these proceeds through Salomon Brothers Asset Management, Inc. until such time that the Company believes longer term investments are appropriate.

4.  Deferred Policy Acquisition Costs

	Policy acquisition costs relating to unearned premiums, consisting of commissions, premium taxes and other underwriting expenses incurred at the policy issuance, are deferred and amortized over the period in which the related premiums are earned, the amount being reduced by any potential premium deficiency. If any potential premium deficiency exists, it represents future estimated losses, loss adjustment expenses and amortization of deferred acquisition costs in excess of the related unearned premiums. There was no premium deficiency in 1996, 1995 and 1994. In determining whether a premium deficiency exists, the Company considers anticipated investment income on unearned premiums.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies - (continued)

5.  Property and Equipment

	Property and equipment are stated at cost and are depreciated on the straight line method over the estimated useful lives of the assets using the following rates:

Percent
			Asset Classification
	Per Annum
Buildings.......................................	      2.5
Building improvements (prior to 1992)...........	      2.5
Building improvements (1992 and subsequent).....	      5.0
Equipment and office furniture..................	     10.0
EDP equipment and copiers.......................	     20.0
Automobiles.....................................	     33.3

	Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the related property and accumulated depreciation accounts and any resulting gain or loss is credited or charged to income.

6.  Losses and Loss Adjustment Expenses

	The liability for unpaid losses and LAE represents the accumulation of individual case estimates for reported losses and estimates for incurred but not reported ("IBNR") losses and LAE.
Assumed losses and LAE are recorded as reported by the ceding organization with additional adjustments for IBNR. The liability for losses and LAE is intended to cover the ultimate net cost of all losses and loss adjustment expenses incurred through the balance sheet date. Liability estimates are continually reviewed and updated, and therefore, the ultimate liability may be more or less than the current estimate. The effects of changes in the estimates are included in the results of operations in the period in which the estimates are revised.

7.  Premiums

	Insurance premiums are recognized as income ratably over the terms of the policies. Unearned premiums are determined by prorating policy premiums on a daily basis over the terms of the policies. A significant portion of the Company's premiums written is derived through the five American Automobile Association Clubs of Massachusetts ("AAA clubs") group marketing program. In 1996, total direct premiums written attributable to the AAA group business was $344,297 or 47% of the Company's total direct premiums written. Of this amount, 9% was written through the AAA clubs and 91% was written through the Company's network of independent agents.

8.  Income Taxes

	The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than changes in the tax law or rates, unless enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

9.  Deferred Income

	Income consisting of group marketing service fees and expense reimbursements which include servicing carrier fees from Commonwealth Automobile Reinsurers ("C.A.R."), a state-mandated reinsurance mechanism, on policies written for C.A.R., are deferred and amortized over the term of the related insurance policies (see note F).

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE A-Summary of Significant Accounting Policies - (continued)

10. Net Earnings Per Common Share

	Net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding. The weighted average number of common shares outstanding for the years ended December 31, 1996, 1995 and 1994 was 36,311,887, 37,632,236 and
38,000,000, respectively.

11. Treasury Stock

	On May 19, 1995, the Board of Directors of the Company, announced the approval of a stock buyback program of up to three million shares. Through December 31, 1996, the Company purchased 1,937,348 shares of Treasury Stock under this program.

NOTE B-Investments and Investment Income

1. Fixed Maturities

	The amortized cost and estimated fair market values of investments in fixed maturities are as follows:

								        Gross
Gross       Estimated
						     Amortized    Unrealized
Unrealized   Fair Market
						        Cost         Gains
Losses        Value
At December 31, 1996:
  GNMA mortgage-backed bonds...........  $223,590      $  2,589      $
(627)    $225,552
  Obligations of states and
   political subdivisions..............   476,921        15,301
(1,072)     491,150
       Totals..........................  $700,511      $ 17,890      $
(1,699)    $716,702

At December 31, 1995:
  GNMA mortgage-backed bonds...........  $220,589      $  2,422      $
(1,638)    $221,373
  Obligations of states and
   political subdivisions..............   580,719        16,204
(3,019)     593,904
       Totals..........................  $801,308      $ 18,626      $
(4,657)    $815,277

	Proceeds from sales of investments in fixed maturities, gross gains, and gross losses realized on those sales were as follows:

									Proceeds
Gross	     Gross
									  From
Realized	    Realized
									 Sales
Gains  	     Losses
For the year ended December 31, 1996:
  GNMA mortgage-backed bonds......................... $    -         $
-       $    -
  Obligations of states and political subdivisions...  122,431
367       (3,685)
       Totals........................................ $122,431       $
367     $ (3,685)

For the year ended December 31, 1995:
  GNMA mortgage-backed bonds......................... $    -         $
-       $    -
  Obligations of states and political subdivisions...   72,287
2,340         (695)
       Totals........................................ $ 72,287       $
2,340     $   (695)

For the year ended December 31, 1994:
  GNMA mortgage-backed bonds......................... $    -         $
-       $    -
  Obligations of states and political subdivisions...  123,127
9,509          (58)
       Totals........................................ $123,127       $
9,509     $    (58)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE B-Investments and Investment Income - (continued)

	The amortized cost and approximate fair market value of fixed maturities at December 31, 1996 and 1995, by contractual maturity, are as follows:

								          1996
1995
								        	    Fair
Fair
								    Amortized   Market
Amortized	   Market
								      Cost      Value
Cost   	   Value

Obligations of states and political subdivisions:
Due in one year or less..........................  $    508	  $    517
$    -  	$    -
Due after one year through five years............        94	       102
1,130	   1,149
Due after five years through ten years...........     1,669      1,681
19,956	  20,183
Due after ten years..............................   474,648    488,847
559,633	 572,572
								    476,919    491,147
580,719	 593,904

GNMA mortgage-backed bonds.......................   223,592    225,555
220,589	 221,373
Total fixed maturities...........................  $700,511   $716,702
$801,308	$815,277

	Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

2. Equity Securities

	The cost and approximate fair market value of equity securities at December 31, 1996 and 1995, are as follows:

									1996
	1995
									     Fair
	     Fair
									     Market
	     Market
								  Cost     Value
Cost     Value
Non-redeemable preferred stocks.............	$148,481  $147,680
	$111,597  $111,220
Preferred stock mutual funds................	  28,553    29,087
-         -
Common stocks...............................	  37,372    56,954
28,560    40,359
								$214,406  $233,721
	$140,157  $151,579

3. Mortgage Loans on Real Estate and Collateral Notes Receivable

	At December 31, 1996 and 1995, mortgage loans on real estate and collateral notes receivable consisted of the following:

	December 31,
										  1996
	1995
                  Residential (1st Mortgages)............   $58,263
$59,575
                  Residential (2nd Mortgages)............     1,077
847
                  Commercial (1st Mortgages).............    15,805
15,804
                  Commercial (2nd Mortgages).............       196
217
                                                             75,341
76,443
                  Collateral notes receivable............     2,005
2,339
                                                             77,346
78,782
                  Allowance for possible loan losses.....    (2,760)
(3,173)
                    Mortgage loans on real estate and
                       collateral notes receivable.......   $74,586
$75,609

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE B-Investments and Investment Income - (continued)

	Fair value of the Company's mortgage loans on real estate and collateral notes receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit and for the same remaining maturities. The future cash flows associated with certain non-performing loans are estimated based on expected payments from borrowers either through work out arrangements or the disposition of collateral. The fair value of mortgage loans on real estate and collateral notes receivable at December 31, 1996 and 1995, prior to the allowance for possible loan losses, was $78,920 and $81,200, respectively, which was estimated by discounting the future cash flows of the mortgages.

	At December 31, 1996 and 1995, mortgage loans which were on nonaccrual status were
$2,095 and $2,727, respectively. The reduction in interest income associated with nonaccrual loans was $152, $287 and $223 for the years ended December 31, 1996, 1995 and 1994, respectively.

	The Company originates and services residential and commercial mortgages primarily in Massachusetts and generally its exposure is 80% or less of the appraised value of any collateralized real property. The ability and willingness of residential and commercial borrowers to honor their repayment commitments is generally dependent upon the level of overall economic activity and real estate values.

	A summary of the changes in the allowance for possible loan losses follows:

								      	Year Ended
December 31,
									  1996
1995		1994
            Balance, beginning of year..............  $ 3,173       $
3,324       $ 3,644
              Decrease in provision for possible
                loan losses.........................     (135)
(151)         (277)
              Loans charged off.....................     (278)
-             (43)
            Balance, end of year....................  $ 2,760       $
3,173       $ 3,324

	The following table describes mortgage principal balances by maturity and discloses over 90 days past due and foreclosure information:

									  1996
1995		1994
Fixed Rate Mortgages Maturing:
              One year or less......................  $   632       $
512       $   307
              More than one year to five years......    2,248
640           412
              More than five years to ten years.....    4,700
5,500         5,452
              Over ten years........................   42,902
40,807        24,407
                   Total Fixed Mortgages............  $50,482
$47,459       $30,578

            Adjustable Rate Mortgages Maturing:
              One year or less......................  $   -         $
-         $   -
              More than one year to five years......       43
79           183
              More than five years to ten years.....      569
455           385
              Over ten years........................   24,247
28,450        28,644
                   Total Adjustable Mortgages.......  $24,859
$28,984       $29,212

            Past due over 90 days...................  $ 2,095       $
2,727       $ 2,395

            Mortgages in Foreclosure................  $   938       $
795       $   700

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE B-Investments and Investment Income - (continued)

4. Net Investment Income

The components of net investment income were as follows:
										Year ended
December 31,
									  1996
1995	   1994
	Interest and dividends on fixed maturities... $  56,034     $
56,467    $ 50,000
	Dividends on equity securities...............    12,765
8,486       7,426
	Interest on short-term investments...........     4,022
2,466       1,629
	Interest on mortgage loans...................     6,737
6,141       6,097
	Other........................................       105
478         208
	         Total investment income.............    79,663
74,038      65,360
	Investment expenses..........................     2,261
2,725       2,459
	         Net investment income............... $  77,402     $
71,313    $ 62,901

5. Net Realized and Unrealized Investment Gains (Losses)

	Net realized investment gains and the net increases (decreases) in unrealized investment gains or losses, less applicable income tax expense, were as follows:

										Year ended
December 31,
									  1996
1995	   1994
Net realized investment gains (losses):
  Fixed maturities................................. $  (7,364)    $
477    $  7,386
  Equity securities................................       107
405      38,845
  Other............................................      (317)
(170)       (619)
      Total........................................ $  (7,574)    $
712    $ 45,612

Net increase (decrease) in unrealized gains (losses):
  Fixed maturities................................. $   2,222     $
70,335    $(83,843)
  Equity securities................................     7,893
20,308     (49,687)
  Related tax benefit (expense)....................    (3,540)
(31,725)     46,888
      Total........................................ $   6,575     $
58,918    $(86,642)

	A summary of accumulated unrealized gains and losses on equity securities and fixed maturity investments in 1996, 1995 and 1994 follows:

										Year ended
December 31,
									  1996
1995	   1994
            Unrealized gains....................... $  40,227     $
32,056    $  3,520
            Unrealized losses......................    (4,721)
(6,665)    (68,773)
            Tax benefit (expense)..................   (12,427)
(8,887)     22,839
                  Net unrealized gains
                   (losses)........................ $  23,079     $
16,504    $(42,414)

NOTE C-Deferred Policy Acquisition Costs

	Policy acquisition costs incurred and amortized to income are as follows:

										Year ended
December 31,
									  1996
1995	   1994
            Balance, beginning of year............. $  67,160     $
59,066    $ 53,647
            Costs deferred during the year.........   196,821
174,835     162,834
            Amortization charged to expense........  (181,013)
(166,741)   (157,415)
            Balance, end of year................... $  82,968     $
67,160    $ 59,066

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE D-Property and Equipment

	A summary of property and equipment at December 31, is as follows:

											 1996
1995
			Buildings.................................    $ 27,506
$ 27,077
			Equipment and office furniture............      24,993
21,436
			Building improvements.....................         811
623
										      53,310
49,136
				Less accumulated depreciation.......      22,015
18,953
										      31,295
30,183
			Land......................................         805
798
										    $ 32,100
$ 30,981

	Depreciation expenses incurred were $3,202, $3,151 and $3,093 for the years ended December 31, 1996, 1995 and 1994, respectively.
Depreciation expense is allocated between losses and loss adjustment expenses and policy acquisition costs.

NOTE E-Losses and Loss Adjustment Expenses

	Liabilities for unpaid losses and loss adjustment expenses at December 31, consist of:

											1996
	1995
			Unpaid loss and LAE reserves..............    $705,674
$662,591
			Salvage and subrogation recoverable.......
(55,761)    (43,800)
										    $649,913
$618,791

	Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer's payment of that loss. To recognize liabilities for unpaid losses, insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and LAE. Quarterly, the Company reviews these reserves internally. Regulations of the Division of Insurance require the Company to obtain annually a certification from either a qualified actuary or an approved loss reserve specialist that its loss and LAE reserves are reasonable.

	When a claim is reported to the Company, its claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon a case-by-case evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the type of loss. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of the claims person. During the loss adjustment period, these estimates are revised as deemed necessary by the Company's claims department based on subsequent developments and periodic reviews of the cases.

	In accordance with industry practice, the Company also maintains reserves for estimated IBNR. IBNR reserves are determined on the basis of historical information and the experience of the Company.
Adjustments to IBNR are made periodically to take into account changes in the volume of business written, claims frequency and severity, the mix of business, claims processing and other items that can be expected to affect the Company's liability for losses and LAE over time.







29


THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE E-Losses and Loss Adjustment Expenses - (continued)

	When reviewing reserves, the Company analyzes historical data and estimates the impact of various factors such as (i) per claim information, (ii) the historical loss experience of the Company and industry and, (iii) legislative enactments, judicial decisions, legal developments in the imposition of damages, changes in political attitudes and trends in general economic conditions, including the effects of inflation. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors.

	By using both individual estimates of reported claims and generally accepted actuarial reserving techniques, the Company estimates the ultimate net liability for losses and LAE. After taking into account all relevant factors, management believes that the provision for losses and LAE at December 31, 1996 is adequate to cover the ultimate net cost of losses and claims incurred as of that date. The ultimate liability, however, may be greater or lower than reserves.
Establishment of appropriate reserves is an inherently uncertain process, and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience.
The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods.

	Included in the loss reserve methodologies described above, are liabilities for unpaid claims and claim adjustment expenses for environmental related claims such as oil spills and lead paint.
Reserves have been established to cover these claims for both known and unknown losses. Because of the Company's limited exposure to these types of claims, management believes they will not have a material impact on the consolidated financial position of the Company in the future. Loss reserves on environmental related claims amounted to $8,783, $10,708 and $11,151 in 1996, 1995 and 1994, respectively.

	The following table sets forth a reconciliation of beginning and ending reserves for losses and loss adjustment expenses, net of reinsurance deductions from all reinsurers including C.A.R., as shown in the Company's consolidated financial statements for the periods indicated.

										Year ended
December 31,
									  1996
1995	      1994
Reserves for losses and loss adjustment
 expenses, beginning of year......................... $486,673
$448,331     $415,613

Incurred losses and loss adjustment expenses:
   Provision for insured events of the current year..  562,997
442,027      435,713
   Decrease in provision for insured events of
    prior years......................................  (87,766)
(74,475)     (66,053)
     Total incurred losses and loss adjustment
      expenses.......................................  475,231
367,552      369,660

Payments:
   Losses and loss adjustment expenses attributable
    to insured events of the current year............  273,334
184,182      188,002
   Losses and loss adjustment expenses attributable
    to insured events of prior years.................  167,509
145,028      148,940
     Total payments..................................  440,843
329,210      336,942

   Loss and loss adjustment expense reserves prior to
    effect of ceded reinsurance recoverable..........  521,061
486,673      448,331
   Ceded reinsurance recoverable.....................  128,852
132,118      144,042
Reserves for losses and loss adjustment expenses
 at the end of year per financial statements.........	$649,913
$618,791     $592,373

30

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE E-Losses and Loss Adjustment Expenses - (continued)

	The increases in payments and incurred losses primarily resulted from increased business volume in 1996 coupled with an increase in collision frequency.

	The Company's loss and LAE reserves reflect its share of the aggregate loss and LAE reserves of all Servicing Carriers. The Company is a defendant in various legal actions arising from the normal course of its business. These proceedings are considered to be ordinary and incidental to operations or without foundation in fact. Management is of the opinion that these actions will not have a material adverse effect on the consolidated financial statements of the Company.

NOTE F-Reinsurance Activity

	The Company has reinsurance contracts for casualty and catastrophe coverages. These reinsurance arrangements minimize the Company's losses arising from large risks and protect the Company against numerous losses from a single occurrence or event. The Company also has a combined quota share and excess loss reinsurance contract on its other than automobile property business.

Property and Catastrophe Reinsurance

	From the inception, on September 30, 1993, through the third quarter of 1995, the Company's combined property quota share and excess loss reinsurance contract was written with five domestic reinsurance companies. Under the quota share portion of the arrangements, the reinsurers indemnified the Company for 36% of the loss and LAE, and paid a commission allowance based on the ratio of losses incurred to premiums earned. In exchange, the Company paid to the reinsurers 40% of the net premium pertaining to the related business. The maximum per occurrence loss reimbursement was $40.0 million and the maximum annual aggregate occurrence loss reimbursement was $60.0 million. Under the excess loss reinsurance portion of the arrangements, the Company reinsured each risk, retaining $125 and reinsuring 100% of the next $875.

	Effective September 30, 1995, the Company increased its coverage under the combined property quota share and excess loss reinsurance contract. The contract is now written with six domestic reinsurance companies. Under the quota share portion of the arrangements, the reinsurers indemnify the Company for 45% of the loss and LAE, and pay a commission allowance based on the ratio of losses incurred to premiums earned. In exchange, the Company pays to the reinsurers 49% of the net premium pertaining to the related business. The maximum per occurrence loss reimbursement is $50.0 million and the maximum annual aggregate occurrence loss reimbursement is $75.0 million. Under the excess loss reinsurance portion of the arrangements, the Company reinsures each risk, retaining $125 and reinsuring 100% of the next $875. This reinsurance contract is continuous, cancelable quarterly with ninety days notice.

	Effective March 1, 1995, through February 29, 1996, the Company had catastrophe reinsurance coverage for that portion of the loss not covered under the property quota share arrangement. Catastrophe reinsurance coverage was in force for approximately 88.0% of the amounts incurred for all property claims arising from a single event or occurrence up to a maximum loss of $100.0 million, after first subtracting property quota share losses. Coverage under the catastrophe program was as follows: a net retention of $5.0 million; 50.0% of the next $5.0 million; and, 95.0% of the next $90.0 million. Including the Company's retention, total catastrophe coverage was $100.0 million.
This coverage was placed with a number of reinsurers, both foreign and domestic.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE F-Reinsurance Activity - (continued)

	Effective March 1, 1996, through February 28, 1997, the Company's catastrophe reinsurance program has been tailored in conjunction with the property quota share arrangement to provide catastrophe reinsurance protection at varying levels of losses. The table below provides information depicting the approximate combined recoveries of all property reinsurance programs (catastrophe and quota share) at various loss scenarios if a catastrophe were to strike:

										 Net Loss
				  Total		Reinsurance		Retained by
				  Loss 		 Recovery  		the Company
				$ 25,000		  $ 11,300		  $13,700
				  50,000		    35,000		   15,000
				  75,000		    58,800		   16,200
				 100,000		    82,500		   17,500
				 125,000		   105,000		   20,000
				 150,000		   110,000		   40,000

	The Company will have no reinsurance recoveries for total loss amounts in excess of $150.0 million. The Company is currently renegotiating its primary catastrophe reinsurance program to become effective May 1, 1997. This renegotiation does not affect the property quota share arrangement or one other non-primary catastrophe reinsurance program.

Casualty Reinsurance

	Through December 31, 1996, casualty reinsurance was on an excess of loss basis for any one event or occurrence with a maximum recovery of $4.0 million over a net retention of $1.0 million. Effective January 1, 1997, casualty reinsurance is on an excess of loss basis for any one event or occurrence with a maximum recovery of $9.0 million over a net retention of $1.0 million. This coverage is placed with Swiss Reinsurance America Corporation, formerly North American Reinsurance Corporation (rated A by A.M. Best).

	Effective January 1, 1995, personal and commercial liability umbrella policies are reinsured on a 95% quota share basis in regard to limits up to $1.0 million and 100% quota share basis for limits in excess of $1.0 million but not exceeding $5.0 million for policies with underlying automobile coverage of $250,000/$500,000 or more. Effective January 1, 1996, the Company added personal liability umbrella reinsurance coverage for policies with underlying automobile coverage of $100,000/$300,000, on a 65% quota share basis in regard to limits up to $1.0 million and 100% quota share basis for limits in excess of $1.0 million but not exceeding $3.0 million. These coverages are placed with American Reinsurance Corporation (rated A+ by A.M. Best).

C.A.R.

	C.A.R., a state-mandated reinsurance mechanism, enables the Company and approximately 40 other writers of automobile insurance in Massachusetts ("Servicing Carriers") to reinsure any automobile risk that the insurer perceives to be underpriced at the premium level permitted by the Massachusetts Insurance Commissioner (the "Commissioner"). Servicing Carriers, which are responsible for over 99.0% of total direct premiums written for personal automobile insurance in Massachusetts, are required to offer automobile insurance coverage to all eligible applicants pursuant to "take-all-comers" regulations, but may reinsure undesirable business with C.A.R.

	The Company pays to C.A.R. all of the premiums generated by the policies it has ceded and C.A.R. reimburses the Company for all losses incurred on account of ceded policies. In addition, the Company receives a fee for servicing ceded policies based on the expense structure established by C.A.R. For the years ended December 31, 1996, 1995 and 1994, these servicing fees amounted to $17,127, $21,669 and $14,282, respectively.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE F-Reinsurance Activity - (continued)

	C.A.R. has annually generated multi-million dollar underwriting losses in both the personal and commercial pools since its inception. The Company is required to share in the underwriting results of C.A.R. business for its respective product lines. Under current regulations, the Company's share of the C.A.R. personal or commercial deficit is based upon its market share for retained automobile risks for the particular pool, adjusted by a "utilization" concept, such that, in general, the Company is disproportionately and adversely affected if its relative use of C.A.R. reinsurance exceeds that of the industry, and favorably affected if its relative use of C.A.R. reinsurance is less than that of the industry. During 1996, 1995 and 1994, the Company's net participation in the C.A.R. personal automobile pool approximated 19.0%, 16.0% and 16.0%, respectively.

	Written premiums, earned premiums, losses incurred and the liabilities for unearned premiums, unpaid losses ceded to and assumed from C.A.R. and other receivables from C.A.R. were as follows:

			    				Year ended December 31,

			    	     1996              	     1995
1994
			     Ceded      Assumed	     Ceded      Assumed
Ceded       Assumed

Income Statement
 Written premiums... $ 82,861    $ 93,703    $ 82,814    $ 92,249
$100,583    $ 93,785
 Earned premiums....   85,977      92,469      92,664      90,609
87,585      77,832
 Losses incurred....   84,074      93,278      75,475      87,786
81,217      63,842


Balance Sheet
 Unearned premiums.. $ 36,042    $ 46,681    $ 39,158    $ 45,446    $
49,008    $ 43,806
 Unpaid losses......  123,092     117,237     126,555     110,003
138,356      95,290
 Other receivables
  from C.A.R........   36,079        N/A       34,411        N/A
27,454         N/A
Residual Market
 Receivable......... $195,213        N/A     $200,124        N/A
$214,818         N/A

	In accordance with Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", the company presents assets and liabilities gross of reinsurance. The Residual Market Receivable represents the gross amount of reinsurance recoverable from C.A.R. including unpaid losses, unearned premiums, paid losses recoverable and unpaid ceded and assumed premiums.

	The current C.A.R. utilization-based participation ratio has been in place for the personal automobile market since 1993. During 1996, 1995 and 1994, the Company's amount of personal automobile risks it reinsured through C.A.R. approximated 8.0%, 11.0% and 14.0%, respectively.

	Earned premiums and losses and loss adjustment expenses are stated in the accompanying consolidated financial statements after deductions for ceded reinsurance. Those deductions for reinsurance other than C.A.R. are as follows:

										Year ended
December 31,
								           1996
1995       1994
Earned premiums ceded..................................  $36,261
$28,056    $28,278
Losses and loss adjustment expenses ceded..............   22,453
21,454     17,936

	The Company, as primary insurer, would be required to pay losses in their entirety in the event that the reinsurers were unable to discharge their obligations under the reinsurance agreements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE G-Income Taxes

	The Company and its subsidiaries file a consolidated federal income tax return.

	The Federal income tax expense (benefit) consisted of the following:

									      Year ended
December 31,
									     1996
1995          1994
			Current............................   $ 15,951     $
34,891     $ 54,181
			Deferred...........................      2,098
4,650       (4,776)
									  $ 18,049     $
39,541     $ 49,405

	Deferred taxes arise from temporary differences in the bases of assets and liabilities for tax and financial statement purposes. The sources of these differences and the related tax effects consisted of the following:

									     Year ended
December 31,
									     1996
1995         1994
  Deferred policy acquisition costs..................   $  6,022     $
5,087     $ (1,683)
  Unearned premiums..................................     (3,695)
(1,469)        (488)
  Salvage and subrogation recoverable................        425
151          356
  Discounting of loss reserves.......................     (2,954)
(370)        (983)
  Tax depreciation in excess of book depreciation....        192
205          108
  Book value rights/book value awards/stock
   appreciation rights...............................      1,686
334          773
  Bad debt expense...................................        131
92          145
  Deferred items not included above..................        291
620       (3,004)
        Deferred income tax (benefit)................      2,098
4,650       (4,776)
  Change in unrealized gains (losses)................      3,540
31,726      (46,888)
        Change in deferred tax liability(asset)......   $  5,638     $
36,376     $(51,664)

	Realization of a deferred tax asset is dependent on generating sufficient taxable income in future years. Although realization is not assured, Management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced. Deferred tax liabilities (assets) were comprised of the following components at December 31, 1996 and 1995:

											  1996
1995
Deferred policy acquisition costs..............................  $
24,535     $ 18,513
Unearned premiums..............................................
(19,839)     (16,144)
Salvage and subrogation recoverable............................
2,407        1,982
Discounting of loss reserves...................................
(23,800)     (20,846)
Tax depreciation in excess of book depreciation................
2,705        2,513
Book value rights/book value awards/stock appreciation rights..
3,287        1,601
Bad debt allowances............................................
(901)      (1,032)
Unrealized gains...............................................
12,427        8,887
Deferred items not included above..............................
3,402        3,111
	Deferred tax liability (asset)...........................  $
4,223     $ (1,415)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE G-Income Taxes - (continued)

	Federal income tax on income is less than the amount computed by applying the statutory rate of 35% for the years ended 1996, 1995 and 1994 for the following reasons:

								Year ended December 31,

					   1996            	   1995
1994
Tax at statutory rate..  $ 32,205     35.0%       $52,410       35.0%
$60,196    35.0%
Tax exempt interest....   (10,062)   (10.9)       (11,067)      (7.4)
(8,836)   (5.2)
Dividends paid to ESOP
  participants.........    (1,169)    (1.3)           -          -
-       -
Dividends received
  deduction............    (3,167)    (3.4)        (2,038)      (1.4)
(1,819)   (1.1)
Other..................       242      0.2            236        0.2
(136)    -
Tax at effective rate..  $ 18,049     19.6%       $39,541       26.4%
$49,405    28.7%

NOTE H-Related Party Transactions

	The Company has made loans to insurance agencies with which the Company transacts business on a regular basis. At December 31, 1996, eleven of these loans which had an aggregate outstanding principal balance of $2,384 were collateralized by the assets of the agencies. At December 31, 1995, thirteen of these loans which had an aggregate outstanding principal balance of $2,138 were collateralized by the assets of the agencies. Mortgage loans to agents collateralized by real estate had an aggregate outstanding balance of $317 and $323 at December 31, 1996 and 1995, respectively.

	During 1992, the Company insured a mortgage note in the principal amount of $28,750 issued by a corporation to a bank. Two directors of the Company, were, with others, guarantors of this note. The Company's liability under this insurance policy, which expired on October 15, 1995, was $12,000. For this insurance, the Company received the full premium of $1,080 in 1992, which was earned pro-rata through the expiration date of the policy.

	One Director of the Company, is the former President and principal owner of an insurance agency which is one of the Company's independent insurance agencies. This Director sold his ownership interest in that agency in 1994, although he remains associated with it under an employment/consulting agreement and serves as Chairman of an Advisory Board. This Director also continues to receive payments under non-competition and loan agreements. This Director receives no direct or indirect compensation based on the commissions paid to the agency by the Company. During the years ended December 31, 1996, 1995, and 1994 the agency received from the Company commissions of $906, $885 and $1,010, respectively, in the aggregate, for policies written. The Company also purchased certain insurance coverages through the agency and paid premiums for these policies of $360, $218 and $217 in 1996, 1995 and 1994, respectively.

NOTE I-Employee Stock Ownership Plan

	The Company offers an Employee Stock Ownership Plan for the benefit of substantially all employees, including those of the Company's subsidiaries. The E.S.O.P. is noncontributory on the part of participants and contributions are made at the discretion of the Board of Directors. The Company is under no obligation to make contributions or maintain the Plan for any length of time, and may completely discontinue or terminate the Plan at any time without liability.

	Contributions by the Company and subsidiaries to the Plan for the years ending December 31, 1996, 1995 and 1994 were $6,216, $5,729 and $5,430, respectively.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars Except Per Share Data)

NOTE J-Stockholders' Equity

Book Value Rights, Book Value Awards and Stock Appreciation Rights
Program

	The Board of Directors authorized a Book Value Rights Program which provided for the payment of awards in cash to key employees based upon increases in the book value of the Company at the end of the program period, which is December 31st of the third year after the rights have been granted. The Board of Directors authorized advance payments of $1,888 in December, 1995 applicable to Book Value Rights maturing in 1996 and $1,929 in December, 1994 applicable to Book Value Rights maturing in 1995. Expenses relating to this Book Value Rights Program were $234, $3,738 and $4,579 in 1996, 1995 and 1994, respectively.

	The Management Incentive Plan approved by the Company's stockholders in May, 1994 provides for the award of up to 2,500,000 shares of common stock or equivalent units (subject to anti-dilution adjustments) in the form of incentive stock options, non-qualified stock options, book value awards, stock appreciation rights, restricted stock and performance stock units. All directors, officers and other senior management employees of the Company or any of its subsidiaries are eligible to participate in this Management Incentive Plan. Book value awards issued relating to this Plan totalled 481,671, 623,649 and 336,236 in 1996, 1995 and 1994, respectively. Stock appreciation rights issued also relating to this Plan totalled 533,910, 689,919 and 613,435 in 1996, 1995, and 1994, respectively. Expenses relating to book value awards were $2,140, $714 and $0 in 1996, 1995 and 1994. Expenses relating to stock appreciation rights were $6,224, $366 and $0 in 1996, 1995 and 1994.

NOTE K-Net Capital Requirements

	The insurance companies included in the consolidated financial statements are subject to the financial capacity guidelines established by their respective state Divisions of Insurance. Every Massachusetts insurance company seeking to make any dividend or other distributions to its stockholders must file a report with the Commissioner. An extraordinary dividend is any dividend or other property, whose fair value together with other dividends or distributions made within the preceding twelve months exceeds the greater of ten percent of the insurer's surplus as regards policyholders as of the end of the preceding year, or the net income of a non-life insurance company for the preceding year. No pro-rata distribution of any class of the insurer's own securities is to be included. No Massachusetts insurance company shall pay an extraordinary dividend or other extraordinary distribution until thirty days after the Commissioner has received notice of the intended distribution and has not objected. No extraordinary dividends were paid in 1996, 1995 and 1994.

	To the extent Commerce and Citation are restricted from paying dividends to CHI, CHI will be limited in its ability to pay dividends to the Company. On this basis, the Company's ability to pay dividends to its stockholders is limited. During 1996 Commerce and Citation paid $37,130 and $6,600 in dividends, respectively, to CHI; CHI then paid $43,470 to the Company in March 1996. During 1995, Commerce and Citation paid $29,845 and $4,950 in dividends, respectively, to CHI; CHI then paid $34,650 to the Company in March 1995.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)


NOTE K-Net Capital Requirements (continued)

	The Board of Directors of the Company voted to declare four quarterly dividends to stockholders of record totaling $0.81 per share and $0.23 per share in 1996 and 1995, respectively. On May 17, 1996, the Board voted to increase the quarterly stockholder dividend from $0.06 to $0.25 per share to stockholders of record as of June 7, 1996. Prior to that declaration, the Company had paid quarterly dividends of $0.06 per share dating back to May 19, 1995 when the Board voted to increase the dividend from $0.05 to $0.06 per share. The $0.05 cash dividend per share was first declared by the Board on May 20, 1994.

	Treasury Stock purchased under the stock buyback program increased by 673,915 shares during 1996 to 1,937,348 shares at December 31, 1996. The stock buyback program, authorized by the Board in May 1995, enables the Company to purchase up to three million shares of the Company's common stock. The program is now approximately two-thirds of the way complete.

NOTE L-Statutory Balances

	Following is a GAAP to Statutory reconciliation for both earnings and policyholders surplus for the combined operations of Commerce, Citation and effective August 31, 1995, Western Pioneer:

					     	      1996          	   1995
1994
					    Earnings  Equity     Earnings   Equity
Earnings    Equity
GAAP............................  $ 74,432  $550,151   $110,450
$512,875  $113,892   $378,301
Deferred income taxes...........       929     2,165      4,152
(2,650)  (10,051)   (38,180)
Deferred acquisition costs......   (15,808)  (82,968)    (8,094)
(67,160)   (5,419)   (59,066)
Bonds-book versus market........       -     (16,194)       -
(14,432)      -       56,366
Preferred stock-market versus
 book...........................       -        (331)       -
(1,607)      -       (1,081)
Deferred income.................      (963)    7,768     (1,496)
6,766     4,321     11,575
Deferred service fee income.....     1,538     1,538        -         -
-          -
Deferred reinsurance
 commissions....................     2,082     5,796      2,060
5,614    (1,257)     2,297
Statutory reserve over statement
 reserves.......................       -      (5,397)       -
(1,940)      -         (437)
Goodwill in subsidiary..........      (270)    2,515        (97)
2,806       -          -
Difference in GAAP to statutory
 net income in subsidiary.......       416       -          (74)      -
-          -
Other...........................         4      (304)        (4)
(162)      -          -
					     (12,072)  (85,412)    (3,553)
(72,765)  (12,406)   (28,526)
Statutory.......................    62,360   464,739    106,897
440,110   101,486    349,775

Less subsidiary net loss from
 January 1, 1995 through
 August 30, 1995................       -         -          429       -
-          -

Adjusted statutory..............  $ 62,360  $464,739   $107,326
$440,110  $101,486   $349,775

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE M-Segment Information

Selected information by industry segment for 1996, 1995 and 1994 is summarized as follows:

										Earnings
Before	Identifiable
								Revenue	  Income
Taxes 	   Assets

1996
  Property and casualty insurance............   $740,707        $ 91,242
$1,590,695
  Real estate and commercial lending.........      4,249           4,249
75,255
  Corporate and other........................      3,301
(3,478)          10,849
	Consolidated...........................   $748,257        $ 92,013
$1,676,799

1995
  Property and casualty insurance............   $677,217	    $147,378
	 $1,479,898
  Real estate and commercial lending.........      3,804	       3,804
	     76,642
  Corporate and other........................      3,014
(1,440)	      7,635
	Consolidated...........................   $684,035	    $149,742
	 $1,564,175

1994
  Property and casualty insurance............   $691,478        $167,738
$1,315,100
  Real estate and commercial lending.........      3,972           3,972
59,452
  Corporate and other........................      3,613             278
7,674
	Consolidated...........................   $699,063        $171,988
$1,382,226

NOTE N-Supplement to Consolidated Statements of Cash Flows

Disclosure of cash flow information:
									          Year
ended December 31,
									      1996
1995		 1994
Cash paid during the year for:
  Federal and state income taxes........................ $17,007
$43,658      $48,140
  State premium and related taxes of insurance
   subsidiaries.........................................  17,859
15,592       15,517

	During the years ended December 31, 1996, 1995 and 1994, the Company acquired property through foreclosure of mortgages held with remaining principle balances at the time of foreclosure of $245, $641 and $1,930, respectively.

NOTE O-Insolvency Fund Assessments

	As provided in the statutes, insurance companies which write business in Massachusetts are assessed for losses attributable to the insolvency of other insurance companies by the Massachusetts Insurers Insolvency Fund ("M.I.I.F."). From its inception, on August 2, 1972 through December 31, 1996, the M.I.I.F. has approved assessments totaling $138,489, of which the Company's share was approximately $7,823. It is anticipated that there will be additional assessments from time to time relating to various insolvencies. By statute, no insurer may be assessed in any year an amount greater than two percent of that insurer's net direct written premiums for the calendar year preceding the assessment. Although the timing and amounts of any such assessments are not known, Management is of the opinion that such assessments will not have a material effect on the consolidated financial position of the Company. The Company's policy is to record these assessments as assessed. According to statute, the assessed insurance companies have the right to recoup amounts paid to the M.I.I.F., over a reasonable length of time, through premium rates approved by the Commissioner. The Company's policy is to record the recovery of the assessed amounts as received. Assessments by the M.I.I.F. for the years ended December 31, 1996, 1995 and 1994 were $742, $338 and $331, respectively.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
(Thousands of Dollars)

NOTE P-Quarterly Results of Operations (Unaudited)

An unaudited summary of the Company's 1996 and 1995 quarterly performance is as follows:

1996								   FIRST      SECOND
THIRD     FOURTH
								  QUARTER     QUARTER
QUARTER    QUARTER
Total revenues.................................  $173,802    $186,448
$192,333   $195,674
Net earnings...................................    14,593      16,265
21,436     21,670
Net earnings per weighted average common
  share (primary and fully diluted)............      0.40        0.45
0.59       0.60
Cash dividends paid per share..................      0.06        0.25
0.25       0.25

1995

Total revenues.................................  $164,462    $167,374
$174,259   $177,940
Net earnings...................................    22,271      29,287
28,847     29,796
Net earnings per weighted average common
  share (primary and fully diluted)............      0.59        0.77
0.77       0.80
Cash dividends paid per share..................      0.05        0.06
0.06       0.06

NOTE Q-Subsequent Events

	On January 24, 1997, the Massachusetts Commissioner of Insurance issued 1997 private passenger automobile rates. The overall rate decrease from 1996 rates was 6.2%. This decrease was partially driven by corrections to an industry error impacting prior year rate decisions. The industry error resulted from a miscalculation of industry expense allowances that had the effect of overstating rates for 1991 through 1996. Rates for 1997 include an adjustment to recoup this error from the industry equal to 40% of the error with 40% reducing 1998 rates and 20% reducing 1999 rates.

	Additionally, 1997 rates were decreased as a result of the reconciliation of the Safe Driver Insurance Plan ("SDIP") which is designed to be revenue neutral. In most recent past years, the SDIP reconciliation resulted in a deficit which was then added into the rates for the subsequent years. The 1996 SDIP reconciliation, however, resulted in a surplus. Fifty percent of this surplus is being used to decrease rates in both 1997 and 1998.

	The Company has performed an analysis of the rate decision and has estimated the impact of the above two items on its results assuming its market share remains the same as it was at the end of 1996. The earned premium impact is estimated to be approximately $15.3 million for 1997, $23.0 million for 1998 and $13.5 million for 1999. The earnings per share after-tax impact resulting from the lower earned premiums for 1997, 1998 and 1999 is estimated to be $0.28, $0.41 and $0.23, respectively.  If the Company's future market share increases
(decreases), a larger (smaller) financial impact would result.

	The Company was notified in January 1997 that its application for a license in the State of Vermont was approved. Applications for licenses in the states of Maine and New Hampshire remain pending.

SELECTED CONSOLIDATED FINANCIAL DATA

	The selected consolidated financial data presented below should be read in conjunction with the consolidated financial statements of the Company and the notes thereto. This financial data has been extracted from financial statements audited by Coopers & Lybrand L.L.P. All dollar amounts set forth in the following tables are in thousands except per share data.

									Year Ended
December 31,
						    1996         1995        1994
1993        1992

Statement of Earnings Data:
  Net premiums written...........	$  711,570   $  603,421  $  589,197
$  563,416  $  508,847
  Increase in unearned premiums..	   (42,854)     (10,831)    (17,144)
(14,856)    (98,353)
  Earned premiums................	   668,716      592,590     572,053
548,560     410,494
  Net investment income..........	    77,402       71,313      62,901
53,068      39,223
  Premium finance fees...........	     9,713       19,420      18,497
16,666      13,916
  Net realized investment gains
   (losses)......................	    (7,574)         712      45,612
7,506       1,537
       Total revenues............	   748,257      684,035     699,063
625,800     465,170

  Losses and loss adjustment
   expenses......................	   475,231      367,552     369,660
373,959     271,789
  Policy acquisition costs.......	   181,013      166,741     157,415
150,195     117,833
       Total expenses............	   656,244      534,293     527,075
524,154     389,622

Other income
  Withdrawing companies'
   settlements...................	       -            -           -
-        43,168
  Earnings before income taxes...	    92,013      149,742     171,988
101,646     118,716
  Income taxes...................	    18,049       39,541      49,405
26,330      34,411
       Net earnings..............	$   73,964   $  110,201  $  122,583
$   75,316  $   84,305

Per Share Data:
       Net earnings per share....	$     2.04   $     2.93  $     3.23
$     1.98  $     2.23

       Cash dividends paid per
         share...................   $     0.81   $     0.23  $     0.15
$      -    $      -

Weighted average number of
 shares outstanding..............   36,311,887   37,632,236  38,000,000
38,000,000  37,852,108

									Year Ended
December 31,
						    1996	     1995	     1994
1993	     1992

Balance Sheet Data:
  Total investments..............   $1,027,136   $1,044,113  $  899,546
$  860,017  $  633,470
  Premiums receivable............      158,153      127,243     102,529
95,262      68,724
  Total assets...................    1,676,799    1,564,175   1,382,226
1,298,371   1,097,304
  Unpaid losses and loss
   adjustment expenses...........      649,913      618,791     592,373
567,797     495,800
  Unearned premiums..............      367,991      330,454     314,719
283,526     264,567
  Stockholders' equity...........      587,039      549,714     413,589
383,348     281,933
  Stockholders' equity per share         16.28        14.96       10.88
10.09        7.42

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS
(Thousands of Dollars)

	The following exhibits depict the progress of the insurance operations of the Company over the past fifteen years. For these years of operation, net premiums written amounted to $4,066,668. During this period, the average statutory financial ratios were 66.9% for losses and loss expenses and 27.2% for underwriting expenses resulting in an average combined ratio of 94.1%. Total net investment income amounted to $437,553 or 10.8% of net premiums written. Net realized gains were $65,117. Stockholders' equity was $8,384 at the beginning of 1982 and $550,151, at the end of 1996, resulting in an average annual increase of 33.1%. The progress of the insurance operations during the most recent five year period, compared to the two previous five year periods, can best be illustrated by the following comparison:

											5 Year
Period

									  1992-96
1987-91	    1982-86
Direct premiums written............................	$3,110,296
$1,710,049   $346,678

Net premiums written...............................	 2,976,451
895,364    194,853

Net investment income..............................	   303,546
106,790     27,217

Net realized gains.................................	    50,290
13,942        885

Stockholders' equity at end of period..............	   550,151
177,225     31,461

Statutory Financial Ratios (Unaudited)
  Losses and loss expenses to premiums earned......	      66.5%
66.8%      74.5%

  Underwriting expenses to net premiums written....	      27.4
26.6       27.0
	Combined ratio...............................	      93.9%
93.4%     101.5%

Increase in Stockholders' Equity...................	     210.5%
462.5%     275.3%


The insurance operations of the Company include the operating results of Commerce, its subsidiary company Western Pioneer and Citation. Citation commenced business in 1981 as a wholly-owned subsidiary of Commerce. On December 31, 1989 the ownership of Citation was transferred to The Commerce Group, Inc. Capital stock, paid-in capital and retained earnings of Commerce and Citation as of January 1, 1989 were combined due to the effect of the transfer in ownership of Citation to The Commerce Group, Inc. on December 31, 1989. In September 1993, ownership of both Commerce and Citation was transferred from The Commerce Group, Inc. to CHI, a subsidiary of The Commerce Group, Inc. Results of Western Pioneer are included since its acquisition by Commerce on August 31, 1995. The combined balance sheets of these insurance subsidiaries appear on pages 42 and 43. The combined statements of earnings of insurance operations appear on pages 44 and 45.

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

COMBINED BALANCE SHEETS OF INSURANCE SUBSIDIARIES
December 31,
(Thousands of Dollars)

                                         1996       1995         1994
1993        1992



ASSETS
Cash and short-term investments.... $  140,102  $   52,308  $    4,560
$   12,615  $   25,809
Bonds, at market (at amortized cost
 prior to 1993)....................    716,702     815,277     745,010
649,491     505,565
Preferred stocks, at market (at
 amortized cost prior to 1993).....    147,680     111,220      85,574
80,059       2,261
Common stocks, at market...........     86,041      40,359       9,656
47,462      43,545
Mortgage loans on real estate......     45,398      31,404      35,715
42,042      60,697
Premium balances receivable........    157,673     126,090     101,529
94,333      67,876
Investment income receivable.......     12,655      14,440      13,285
10,205       9,710
Residual market receivable.........    195,213     200,124     214,818
220,312     274,426
Reinsurance receivable.............     19,659      21,897      16,892
12,868         365
Deferred acquisition costs.........     82,968      67,160      59,066
53,647      55,442
Current income taxes...............        -           -           -
-           -
Deferred income taxes..............        -         2,100      38,180
-           -
Real estate, furniture and equipment    26,138      24,642      25,246
22,371      23,183
	 Total assets................ $1,630,229  $1,507,021  $1,349,531
$1,245,405  $1,068,879

LIABILITIES

Unpaid losses and loss expenses.... $  649,913  $  618,791  $  592,373
$  567,797  $  495,800
Unearned premiums..................    367,991     330,454     314,719
283,526     264,567
Notes payable......................        -           -           -
-           -
Deferred income....................      7,974       8,954      10,451
7,351       8,384
Accounts payable, accrued and other
 liabilities.......................     49,309      34,351      43,433
16,564      20,863
Current income taxes...............      2,726       1,596      10,254
4,867       9,249
Deferred income taxes..............      2,165         -           -
13,669       4,400
	 Total liabilities...........  1,080,078     994,146     971,230
893,774     803,263

STOCKHOLDERS' EQUITY

Capital stock......................      3,600       3,450       3,450
3,450       3,450
Paid-in capital....................     45,050      23,700      23,700
8,700       8,700
Retained earnings
  Balance, January 1...............    485,725     351,151     339,481
253,466     165,075
  Net earnings.....................     74,432     110,450     113,892
79,837      91,980
  Unrealized gains (losses) on
   investments.....................      6,574      58,919     (77,622)
21,928       9,811
  Dividends paid...................    (65,230)    (34,795)    (24,600)
(15,750)    (13,400)
Balance, December 31...............    501,501     485,725     351,151
339,481     253,466
	 Total stockholders' equity..    550,151     512,875     378,301
351,631     265,616
	 Total liabilities and
	   stockholders' equity...... $1,630,229  $1,507,021  $1,349,531
$1,245,405  $1,068,879

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

COMBINED BALANCE SHEETS OF INSURANCE SUBSIDIARIES
December 31,
(Thousands of Dollars)

  1991      1990      1989      1988      1987      1986      1985
1984     1983      1982



ASSETS
$ 11,190 $ 38,654  $ 84,308  $ 60,885  $ 21,051  $ 10,048 $ 11,802  $
7,953  $ 3,864  $ 6,557

 329,935  242,735   153,621   133,867   116,220    88,755   56,985
34,422   22,352   14,054

     869    1,010     1,324     1,606     2,295     6,755    9,956
10,837    7,986    4,759
  30,055    4,869     2,900     1,921     1,438       149      134
1,494    1,540    1,507
  66,122   56,124    52,244    42,882    15,931       -        -
7,825    5,860    3,555
  55,510   57,733    56,713    33,727    19,329    11,817    8,194
6,028    5,430    2,810
   6,063    4,235     3,093     2,889     2,370     2,485    1,722
1,286      887      523
 277,196  290,440   268,951   198,177   132,725    87,178   50,327
29,187   20,513   13,000
     -        -         -         -         -         -        -
-        -        -
  33,981   27,273    22,702    15,699    10,898     7,129    5,417
3,968    3,057    1,731
     -        -         341       266       -       2,209    1,294
-        -        260
     883    1,666       -         -         -         -        -
-        -        -
  24,163   25,046    23,118     9,684     8,356     7,370    5,648
3,136    2,799    2,590

$835,967 $749,785  $669,315  $501,603  $330,613  $223,895 $151,479
$106,136  $74,288  $51,346

LIABILITIES

$439,551 $403,752  $345,020  $270,628  $169,539  $113,513 $ 71,525  $
44,425  $32,860  $23,154
 192,785  175,334   174,345   118,079    84,876    55,378   36,024
23,585   14,190    9,496
     -      1,662     1,837     2,013     2,204     3,772    4,140
2,858    1,313    1,388
  12,918   20,264    23,689    23,307    11,058     7,503    4,208
3,173    1,658    1,302

   7,677   21,065    27,513    19,350    14,532     8,532    4,162
4,479    2,482    2,731
   5,811    3,542       -         -         470       -        -
418    1,487      -
     -        -       1,623     1,021     1,853     3,736    3,623
2,610    2,079    1,582
 658,742  625,619   574,027   434,398   284,532   192,434  123,682
81,548   56,069   39,653

STOCKHOLDERS' EQUITY

   3,450    3,450     3,450     2,350     2,350     2,350    2,350
2,350    2,250    2,000
   8,700    8,700     8,700     6,500     6,500     6,500    6,500
6,500    5,500    4,000

 112,016   83,138    62,877    37,231    22,611    18,947   15,738
10,469    5,693    4,084
  55,214   32,414    21,966    21,837    15,614     4,362    4,025
6,033    5,213    1,819

   2,545      (86)      645       321       (54)        7     (158)
(179)      63      198
  (4,700)  (3,450)   (2,350)   (1,034)     (940)     (705)    (658)
(585)    (500)    (408)
 165,075  112,016    83,138    58,355    37,231    22,611   18,947
15,738   10,469    5,693
 177,225  124,166    95,288    67,205    46,081    31,461   27,797
24,588   18,219   11,693

$835,967 $749,785  $669,315  $501,603  $330,613  $223,895 $151,479
$106,136  $74,288  $51,346

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF EARNINGS OF INSURANCE OPERATIONS
Year Ended December 31,
(Thousands of Dollars)

							   1996      1995      1994
1993     1992

Underwriting
  Direct premiums written..............	$731,823  $626,666  $625,023
$601,289  $525,495

  Net premiums written.................	$711,570  $603,421  $589,197
$563,416  $508,847
  Increase in unearned premiums........	  42,854    10,831    17,144
14,856    98,353
	Earned premiums..................	 668,716   592,590   572,053
548,560   410,494

Expenses
  Losses and loss expenses.............	 474,173   367,258   369,764
373,243   271,848
  Underwriting expenses................	 194,873   171,892   162,446
147,290   138,669
  (Increase) decrease in deferred
   acquisition costs...................	 (15,809)   (5,723)   (5,420)
1,796   (21,462)
	Total expenses...................	 653,237   533,427   526,790
522,329   389,055
Underwriting income (loss).............	  15,479    59,163    45,263
26,231    21,439
Net investment income..................	  76,867    71,007    63,119
52,868    39,685
Premium finance fees...................	   9,666    19,246    18,315
16,486    13,734
Net realized investment gains (losses).	  (7,863)      720    32,025
13,040    12,368
	Earnings before Federal income
	taxes and withdrawing companies'
	settlements......................	  94,149   150,136   158,722
108,625    87,226

Other income
  Withdrawing companies' settlements...	     -         -         -
-      43,168
Earnings before Federal income taxes...	  94,149   150,136   158,722
108,625   130,394
Federal income taxes (benefits)........	  19,717    39,686    44,830
28,788    38,414
Earnings before cumulative effect of
 change in accounting principle........	  74,432   110,450   113,892
79,837    91,980
Cumulative effect on prior years (to
 December 31, 1986) of changing to
 different method of accounting for
 income taxes..........................	     -         -         -
-         -
	NET EARNINGS.....................	$ 74,432  $110,450  $113,892
$ 79,837  $ 91,980

Statutory Financial Ratios (Unaudited)
  Losses and loss expenses to
   premiums earned.....................	  70.9%     62.0%     64.6%
68.0%     66.2%
  Underwriting expenses to net
   premiums written....................	  27.1      29.0      27.1
25.7      28.1
	Combined ratio...................	  98.0%     91.0%     91.7%
93.7%     94.3%
	Underwriting profit (loss).......	   2.0%      9.0%      8.3%
6.3%      5.7%

MANAGEMENT'S DISCUSSION OF THE SUPPLEMENTAL INFORMATION
ON INSURANCE OPERATIONS (continued)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF EARNINGS OF INSURANCE OPERATIONS
Year Ended December 31,
(Thousands of Dollars)

   1991      1990      1989      1988     1987      1986     1985
1984     1983      1982

$429,780  $401,077  $366,492  $306,469 $206,231  $131,807  $85,000
$65,699  $37,318  $26,854

$310,999  $219,936  $140,313  $124,923 $ 99,193  $ 60,808  $49,229
$33,943  $25,817  $25,056
  30,193    34,692    12,655     9,678   13,428     6,775    6,392
2,137    2,258    1,902
 280,806   185,244   127,658   115,245   85,765    54,033   42,837
31,806   23,559   23,154


 173,901   125,219    88,564    80,203   65,299    44,205   33,548
19,567   15,242   15,923
  85,655    55,551    44,181    33,115   25,882    18,460   15,177
11,241    6,532    9,000

  (6,708)   (4,571)   (7,003)   (4,801)  (3,769)   (1,712)  (1,448)
(911)  (1,327)    (811)
 252,848   176,199   125,742   108,517   87,412    60,953   47,277
29,897   20,447   24,112
  27,958     9,045     1,916     6,728   (1,647)   (6,920)  (4,440)
1,909    3,112     (958)
  32,661    25,978    21,256    15,999   10,896     7,554    6,835
5,684    4,108    3,036
  11,165    10,074     8,095     4,592    3,021     1,436      531
324       39      -
   7,529        74       618     2,298    3,423       185      336
(108)     314      158


  79,313    45,171    31,885    29,617   15,693     2,255    3,262
7,809    7,573    2,236


     -         -         -         -        -         -        -
-        -        -
  79,313    45,171    31,885    29,617   15,693     2,255    3,262
7,809    7,573    2,236
  24,099    12,757     9,919     7,780    2,987    (2,107)    (763)
1,776    2,360      417

  55,214    32,414    21,966    21,837   12,706     4,362    4,025
6,033    5,213    1,819



     -         -         -         -      2,908       -        -
-        -        -

$ 55,214  $ 32,414  $ 21,966  $ 21,837 $ 15,614  $  4,362  $ 4,025  $
6,033  $ 5,213  $ 1,819



  61.9%     65.7%     68.0%     69.5%     79.4%     83.5%    79.7%
63.6%    63.8%    69.8%

  30.0      26.7      26.3      22.0      22.5      24.4     28.1
27.8     23.9     33.5
  91.9%     92.4%     94.3%     91.5%    101.9%    107.9%   107.8%
91.4%    87.7%   103.3%
   8.1%      7.6%      5.7%      8.5%     (1.9%)    (7.9%)   (7.8%)
8.6%    12.3%    (3.3%)

THE COMMERCE GROUP, INC.

DIRECTORS

Herman F. Becker.........................	President and owner, Sterling
Realty and Huguenot 							Development
Corporation

Joseph A. Borski, Jr.....................	Self-employed Certified Public
Accountant

Eric G. Butler...........................	Retired Vice President-General
Claims Manager of 							Commerce and
Citation

Henry J. Camosse.........................	Retired President, Henry
Camosse & Son Co., Inc., 							a
building and masonry supplies company

Gerald Fels..............................	Executive Vice President and
Chief Financial 								Officer of
the Company

David R. Grenon..........................	Assistant Clerk and Chairman
of the Advisory Board
							of The Protector Group
Insurance Agency, Inc., a
							property and casualty
insurance agency.

Robert W. Harris.........................	Retired Treasurer, H.C.
Bartlett Insurance Agency, 							Inc.

Robert S. Howland........................	Retired Clerk, H.C. Bartlett
Insurance Agency, 								Inc.

John J. Kunkel...........................	Retired President and
Treasurer, Kunkel Buick and
							GMC Truck, retired Treasurer,
Kunkel Bus Company

Raymond J. Lauring.......................	Retired President, Lauring
Construction Company

Roger E. Lavoie..........................	Retired President and
Treasurer, Lavoie Toyota-
	Dodge, Inc.

Normand R. Marois........................	Retired Chairman of the Board,
Marois Bros., Inc.,
							a contracting firm

Suryakant M. Patel.......................	Physician specializing in
internal medicine

Arthur J. Remillard, Jr..................	President, Chief Executive
Officer, and Chairman
							of the Board of the Company

Arthur J. Remillard, III.................	Senior Vice President and
Assistant Clerk of
							the Company, Senior Vice
President of Commerce
							and Citation in charge of
Policyholder Benefits

Regan P. Remillard.......................	Senior Vice President -
General Counsel
							of the Company, President and
Secretary of
							Western Pioneer Insurance
Company

Antranig Sahagian........................	Retired Owner, A. Sahagian
Service Center

Gurbachan Singh..........................	Physician specializing in
general surgery

John W. Spillane.........................	Clerk of the Company and
practicing attorney

DIRECTORS OF
COMMERCE HOLDINGS, INC.
The Commerce Insurance Company
Western Pioneer Insurance Company
Citation Insurance Company

Arthur J. Remillard, Jr................	President, Chief Executive
Officer and Chairman
							of the Board

Gerald Fels............................	Executive Vice President and
Chief Financial
							Officer

Arthur J. Remillard, III (1)...........	Senior Vice President and
Clerk

Regan P. Remillard.....................	Senior Vice President -
General Counsel, President 							and
Secretary of Western Pioneer Insurance Company


David R. Grenon (1)....................	Assistant Clerk and Chairman
of the Advisory
							Board of The Protector Group
Insurance Agency

John M. Nelson (1).....................	Chairman and Chief Executive
Officer of Wyman-
							Gordon Company

Suryakant M. Patel (1).................	Physician specializing in
internal medicine

William G. Pike (1)....................	Executive Vice President and
Chief Financial
							Officer of Granite State
Bankshares, Inc.


DIRECTORS OF
BAY FINANCE COMPANY, INC.

Arthur J. Remillard, Jr................	President and Chairman of the
Board

Gerald Fels............................	Executive Vice President and
Chief Financial
							Officer

John W. Spillane.......................	Clerk and practicing attorney

Arthur J. Remillard, III...............	Assistant Clerk

Regan P. Remillard.....................	Senior Vice President


DIRECTORS OF
CLARK-PROUT INSURANCE AGENCY, INC.

Arthur J. Remillard, Jr................	President and Chairman of the
Board

Gerald Fels............................	Executive Vice President and
Chief Financial
							Officer

John W. Spillane.......................	Clerk and practicing attorney

Arthur J. Remillard, III...............	Assistant Clerk

Elizabeth M. Edwards...................	Vice President


(1) Commerce Holdings, Inc., The Commerce Insurance Company and Citation Insurance Company
    only.

THE COMMERCE GROUP, INC.

Commerce Holdings, Inc.
The Commerce Insurance Company
Western Pioneer Insurance Company
Citation Insurance Company
Bay Finance Company, Inc.
Clark-Prout Insurance Agency, Inc.

OFFICERS OF
THE COMMERCE GROUP, INC.

President, Chief Executive Officer and Chairman of the Board...	Arthur
J. Remillard, Jr.
Executive Vice President and Chief Financial Officer...........	Gerald
Fels
Senior Vice President and Assistant Clerk......................	Arthur
J. Remillard, III
Senior Vice President and General Counsel......................	Regan
P. Remillard
Senior Vice President..........................................	Mary
M. Fontaine
Clerk..........................................................	John
W. Spillane
Treasurer and Chief Accounting Officer.........................
	Randall V. Becker
Assistant Treasurer............................................	Thomas
A. Gaylord
Assistant Vice President.......................................	Robert
E. McKenna

* Officers of Subsidiaries

President, Chief Executive Officer and Chairman of the Board...	Arthur
J. Remillard, Jr.

Executive Vice President and Chief Financial Officer...........	Gerald
Fels

Senior Vice Presidents.........................................	David
H. Cochrane
											Mary
M. Fontaine
											Robert
E. Longo
											Arthur
J. Remillard, III
											Joyce
B. Virostek

Senior Vice President and General Counsel......................	Regan
P. Remillard

Vice Presidents................................................	Peter
J. Dignan

	Elizabeth M. Edwards

	Michael J. Richards

	Angelos Spetseris
											Henry
R. Whittier, Jr.

Assistant Vice Presidents..............Burton C. Aaronson		Ronald
J. Lareau
						   Robert M. Blackmer		Karen
A. Lussier
						   Stephen R. Clark		Donald
G. MacLean
						   Raymond J. DeSantis		Robert
E. McKenna
						   Warren S. Ehrlich		Robert
L. Mooney
						   John V. Kelly
	Kenneth E. Morrison

Treasurer and Chief Accounting Officer.........................
	Randall V. Becker

Assistant Treasurer............................................	Thomas
A. Gaylord

Officers of Western Pioneer Insurance Company

President and Secretary........................................	Regan
P. Remillard
Chief Financial Officer........................................	Albert
E. Peters
Assistant Vice President.......................................	Robert
M. Keppel
Treasurer and Controller.......................................	Joan
M. Kelly

* Officers often hold positions with several operating subsidiaries. The titles listed represent their primary office as of March 1, 1997.

Stockholder Information


Special Meeting in Lieu of the Annual Meeting

A special meeting in lieu of the annual meeting of stockholders will be held at 9:00 a.m. on Friday, May 30, 1997 at the Company's Underwriting Building, 11 Gore Road (Route 16), Webster, MA.

Form 10-K

Stockholders interested in the detailed information contained in the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, may obtain a copy without charge, by writing to the Assistant to the President at 211 Main Street, Webster, MA 01570.

Transfer Agent

The Commerce Group, Inc.
c/o The First National Bank of Boston
    Boston EquiServe, L.P.
Investor Relations
Mail Stop: 45-02-09
P.O. Box 644
Boston, MA 02102-0644
(617) 575-3100

Executive Offices

211 Main Street
Webster, MA 01570
(508) 943-9000

Trading of Common Stock

The Company's Common Stock began trading on the NYSE on March 31, 1995 under the symbol "CGI". Prior to that, the Company's Common Stock was traded on Nasdaq under the symbol "COMG".

Independent Accountants

Coopers & Lybrand L.L.P.
One Post Office Square
Boston, MA 02109
(617) 478-5000